05053396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# Form CB

## TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
## (AMENDMENT NO. ___)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | [ ] |
| Securities Act Rule 802 (Exchange Offer) | [X] |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | [ ] |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | [ ] |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | [ ] |

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 08 2005
WASH. D.C. 198

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Seclion 13 or 15(d) of the Exchange Act.

**Toyota Corolla Gifu kabushiki-kaisha**
(Name of Subject Company)

**Toyota Corolla Gifu Co., Ltd.**
(Translation of Subject Company's Name into English (if applicable))

**Japan**
(Jurisdiction of Subject Company's Incorporation or Organization)

**Seino Transportation Co., Ltd.**
(Name of Person(s) Furnishing Form)

PROCESSED
JUN 09 2005
THOMSON FINANCIAL

**Common Shares**
(Title of Class of Subject Securities)

**Not applicable**
(CUSIP Number of Class of Securities (if applicable))

**Richard Gilden, Esq.**
**Kramer Levin Naftalis & Frankel LLP**
**1177 Avenue of the Americas**
**New York, New York 10036**
**(212) 715-9100**
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

**June 7, 2005**
(Date Tender Offer/Rights Offering Commenced)

KL2:2394156.2

## PART I - INFORMATION SENT TO SECURITY HOLDERS

**Item 1. Home Jurisdiction Documents**

(a) Attached hereto as Exhibit A is an English translation of the Convocation Notice of the 63rd ordinary general meeting of shareholders, together with Reference documents for solicitation to exercise voting rights by proxy, dated June 7, 2005 (the "Proxy Statement").

(b) Not applicable.

**Item 2. Informational Legends**

A legend in compliance with Rule 802(b) has been included on the cover page or other prominent portion of the Proxy Statement.

## PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Attached hereto as Exhibit B is an English translation of the Current Report, dated November 24, 2004, and attached hereto as Exhibit C is an English translation of the Correction Report, dated May 17, 2005, regarding the transactions described in the Proxy Statement.

## PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed with the Commission by Seino Transportation Co., Ltd. concurrently with the filing of this Form CB.

## PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEINO TRANSPORTATION CO., LTD.

(Signature)

Yoshikazu Taguchi Chief Executive Officer

(Name and Title)

June,7,2005

(Date)

## EXHIBIT INDEX

| Exhibit No. | Exhibit |
|---|---|
| A | English translation of the Convocation Notice of the 63rd ordinary general meeting of shareholders, together with Reference documents for solicitation to exercise voting rights by proxy, dated June 7, 2005 (the "Proxy Statement"). |
| B | English translation of the Current Report, dated November 24, 2004. |
| C | English translation of the Correction Report, dated May 17, 2005. |

**Exhibit A**

English translation of the Convocation Notice of the 63rd ordinary general meeting of shareholders, together with Reference documents for solicitation to exercise voting rights by proxy, dated June 7, 2005 (the "Proxy Statement")

(TRANSLATION)

Regarding the stock swap among Seino Transportation Co., Ltd. and Toyota Corolla Gifu Co., Ltd., Gifu Hino Motor Co., Ltd., Netz Toyota Gifu Co., Ltd. and Netz Toyota Centro Gifu Co., Ltd.

Seino Transportation Co., Ltd., Toyota Corolla Gifu Co., Ltd., Gifu Hino Motor Co., Ltd., Netz Toyota Gifu Co., Ltd. and Netz Toyota Centro Gifu Co., Ltd. are Japanese companies. Information distributed in connection with the proposed stock swap is subject to Japanese disclosure requirements, which are different form those of the United States. Financial information included herein is prepared in accordance with Japanese accounting standards and may therefore not be comparable to the financial information of U. S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States securities laws in respect of the stock swap, since the companies are located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

(TRANSLATION)

June 7, 2005

TO OUR SHAREHOLDERS:

Tadashi Ohno
Representative Director and President
Toyota Corolla Gifu Co., Ltd.
1-3, Rokujo-Omizo 4-chome, Gifu-shi
Gifu Prefecture
Japan

# CONVOCATION NOTICE OF THE 63rd ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby requested to attend the 63rd ordinary general meeting of shareholders of Toyota Corolla Gifu Co., Ltd. (the "Company"), which is to be held as outlined below.

In the event that you are not able to attend the meeting, please see the following reference documents, indicate whether you agree or not to the agenda, affix your seal to the enclosed power of attorney, and then return it to the Company.

1. Date and time: 10:00 a.m., June 22, 2005 (Wednesday)

2. Place: Conference room on the third floor at the head office of Toyota Corolla Gifu Co., Ltd.
1-3, Rokujo-Omizo 4-chome, Gifu-shi
Gifu Prefecture, Japan

3. Agenda of the meeting:

Subjects to be reported:

1. Reports of the business reports, consolidated balance sheets and consolidated statement of profit and loss of the 63rd fiscal year (from April 1, 2004 to March 31, 2005), and reports of the results of audits of the consolidated financial documents by the accounting auditor and the board of auditors

2. Reports of the balance sheets and statement of profit and loss of the 63rd fiscal year (from April 1, 2004 to March 31, 2005)

Subjects to be resolved:

Item 1: Approval of the proposed disposal of profits for the 63rd fiscal year

Item 2: Approval of the Stock Exchange Agreement executed among Seino Transportation Co., Ltd., Gifu Hino Motor Co., Ltd., Netz Toyota Gifu Co., Ltd., Netz Toyota Centro Gifu Co., Ltd. and the Company
The summary of this agenda is stated in pages 25 through 52 of the following document entitled "Reference Documents with Respect to Solicitation to Exercise Voting Rights by Proxy".

Item 3: Election of eleven (11) directors

- end -

---

Attendees to the meeting are requested to submit the enclosed power of attorney to the reception upon arrival.

(TRANSLATION)

Attachment

# BUSINESS REPORT
(April 1, 2004 through March 31, 2005)

## I. Summary of Business

### (1) Progress and results of business of the Company Group

Although the economic situation in Japan during the current consolidated fiscal year showed some signs of recovering business conditions, such as improved corporate income and increased capital investment, beginning of fall onward there were concerns that the economy may enter a correction phase, due to such factors as a steep rise in crude oil prices and continuously higher raw materials prices as well as the effects of natural disasters.

In the automobile industry, the main area of business of the Company Group, the sales of compact cars stagnated due to the fact that the number of newly introduced car models, which would lead to a rise in demand, was small during the first half of the fiscal year, as well as demand for new low displacement car ("Kei Car") models that contributed to the sales of compact cars during the entire fiscal year. These factors resulted in 3,930,000 new cars (excluding Kei Cars) sold in Japan during the current fiscal year (as published by Japan Automobile Dealers Association), representing a decrease for the second year in a row, to a figure below 4 million cars for the first time in three years.

Under such circumstances, the Company Group has worked hard to be a winner, with "foresight", "activeness" and "passion" and under the policy that each company, each shop and each employee must try hard to achieve its goals. In addition, in order to improve customer satisfaction, we have strived even harder to make our shops indispensable for their surrounding community by always thinking matters from our customers' viewpoint, as well as enhancing overall sales activities, at the core of which are large-scale events that have been conducted continuously by the entire company, thereby implementing even more aggressive policies to increase demand. Furthermore, we have attempted to reduce costs and increase efficiency by promoting streamlining in all fields of our operation.

As the result, we had for the current consolidated fiscal year consolidated operating income of 52,215 million yen (down 4.2% compared to the previous fiscal year) and ordinary income of 1,754 million yen (up 3.7% compared to the previous fiscal year), representing a decreased income and an increased profit. Our net income for the current fiscal year was 929 million yen (up 19.0% compared to the previous fiscal year).

Next, we will provide a summary of business of each department.

[New Car Department]
In the current fiscal year, while the sales of Kei Cars increased for the second year in a row, the new car (excluding Kei Cars) market saw a decrease in sales for the second year in a raw, partially due to a small number of model changeovers in compact cars during the first half of the fiscal year. In such a harsh market environment, the department actively conducted marketing activities under the customer first policy, as well as further strengthening the link between their sales activities and services.

As for their products, "Passo" was newly put on sale by Corolla shops; "Vitz" and "Regius Ace" sold by Netz shops both accomplished a model changeover; and "Kluger Hybrid" was newly put on sale by both Corolla and Netz shops. In addition, a new "Golf" model and "Golf Touran" from Volkswagen were put on sale by the import car business section. These attempts to improve our products resulted in an increase in the number of cars sold (16,445 cars; up 0.5% compared to the previous fiscal year), but the sales decreased to 30,328 million yen (down 7.8% compared to the previous fiscal year) due to the reduced average price per car that resulted from the fact that the increase in the number of cars sold was achieved mainly by the sale of compact cars.

[U-Car Department]
In a continuously harsh market environment with decreasing selling prices and chronic shortage of merchandise, the department conducted aggressive marketing activities focusing on the large-scale customer-attracting centers of "Car Lots Gifu", "Car Lots Nagara", "WithUp Nakatsugawa" and "U-Car Kani Shop". The number of used cars sold by retailers, however, was 5,060 cars (down 3.6% compared to the previous fiscal year). The sales were 7,580 million yen (down 0.6% compared to the previous fiscal year), which were similar to the previous fiscal year due to good performance of our wholesale business.

[Repairs Department]
In the circumstances where the price competition was getting more severe, the department continued to operate on Saturdays and Sundays and during long holiday periods, thereby enhancing their system for accepting orders in order to satisfy customers' needs. In addition, they attempted to increase the average service price per car by improving maintenance advice, as well as promoting increased efficiency by leveling works.
As the result of these efforts, the number of cars serviced outside the company was 405,886 cars (up 0.1% compared to the previous fiscal year), with the sales increasing to 10,030 million yen (up 0.3% compared to the previous fiscal year).

[Real Estate Department]
In the housing industry, the department's operation was supported by the good number of housing starts, resulting in an increased number of completed houses compared to the previous fiscal year (119 houses; up 5.3% compared to the previous fiscal year) and the sales of 3,281 million yen (up 10.2% compared to the previous fiscal year).

[Others]
As for other activities such as the sale of goods, the sales were 996 million yen (down 2.2% compared to the previous fiscal year) due to increased competition in the automobile aftermarket.

The operation income of each department is as follows.

[Details of Consolidated Operating Income]

| Department | Previous Consolidated Fiscal Year (04/01/03 thru 03/31/04) | Current Consolidated Fiscal Year (04/01/04 thru 03/31/05) | Rate of Change |
|---|---|---|---|
| | (thousands of yen) | (thousands of yen) | (%) |
| New cars | 32,898,534 | 30,328,087 | -7.8 |
| Used cars | 7,628,779 | 7,580,195 | -0.6 |
| Repairs | 10,002,046 | 10,030,101 | +0.3 |
| Real estate | 2,976,625 | 3,281,187 | +10.2 |
| Others | 1,018,168 | 996,191 | -2.2 |
| Total | 54,524,154 | 52,215,762 | -4.2 |

(2) Capital investments by the Company Group

The total amount of capital investments during the current fiscal year was 1,216 million yen, which was covered by internal funds.

Major facilities obtained during the current fiscal year are as follows:

(a) Land lots:

- Ichihashi, Gifu-shi, Gifu Pref. (1,267.24 $m^2$)

(b) Buildings:

- Tegano, Nakatsugawa-shi, Gifu Pref.
  Toyota Corolla Gifu Nakatsugawa Shop: Purchased
- Osashimacho, Ena-shi, Gifu Pref.
  Netz Toyota Centro Gifu Ena Shop: Relocation and new construction
- Kitauzura, Gifu-shi, Gifu Pref.
  Netz Toyota Centro Gifu Head Office: Reconstruction

(3) Financing activities by the Company Group

Nothing to report, as the Group conducted no fund-raising through capital increase or corporate bond issuance.

(4) Operating results and changes in properties of the Company Group and the Company

(i) Operating results and changes in properties of the Company Group

(Thousands of yen, except net earnings per share)

| | 60th Fiscal Year | 61st Fiscal year | 62nd Fiscal Year | 63rd Fiscal Year (Current consolidated fiscal year) |
|---|---|---|---|---|
| | FY 2001 | FY 2002 | FY 2003 | FY 2004 |
| Operating income | 55,329,970 | 55,003,383 | 54,524,154 | 52,215,762 |
| Ordinary income | 2,300,614 | 1,997,446 | 1,691,744 | 1,754,093 |
| Current net income | 1,194,142 | 974,375 | 780,888 | 929,061 |
| Current net earnings per share (yen) | 204.42 | 162.24 | 129.68 | 155.37 |
| Total assets | 45,599,289 | 46,213,201 | 47,693,826 | 47,130,142 |
| Net assets | 28,071,990 | 28,779,177 | 29,669,777 | 30,498,016 |

(Note)

1. Consolidated financial statements as specified in Article 19-2 of the Law for Special Provisions for the Commercial Code Concerning Audits, Etc. of Kabushiki-Kaisha (Joint Stock Companies) were prepared from the 63rd fiscal year (the current consolidated fiscal year).
2. Current net earnings per share were calculated using the average total number of shares issued during the fiscal year.
3. Since the 61st fiscal year, the calculation of current net earnings per share

has been subject to the "Accounting Standards for Current Net Earnings per Share" (Corporate Accounting Standards No.2) and "Application Policy of the Accounting Standards pertaining to Current Net Earnings per Share" (Application Policy No.4 of the Corporate Accounting Standards).

(ii) Operating results and changes in properties of the Company

(Thousands of yen, except net earnings per share)

| | 60th Fiscal Year | 61st Fiscal year | 62nd Fiscal Year | 63rd Fiscal Year (Current consolidated fiscal year) |
|---|---|---|---|---|
| | FY 2001 | FY 2002 | FY 2003 | FY 2004 |
| Operating income | 41,810,481 | 41,477,201 | 39,544,400 | 38,013,917 |
| Ordinary income | 1,808,818 | 1,542,752 | 1,112,038 | 1,221,460 |
| Current net income | 976,594 | 783,748 | 535,528 | 663,125 |
| Current net earnings per share (yen) | 167.21 | 130.51 | 88.49 | 110.74 |
| Total assets | 37,926,614 | 37,724,752 | 38,615,463 | 37,568,806 |
| Net assets | 26,896,401 | 27,431,055 | 28,064,468 | 28,630,736 |

(Note)

1. As the business reports have been prepared in accordance with the revised Commercial Code Implementation Regulations since the 62nd fiscal year, the traditional "current income" and "current earnings per share" figures are shown in the rows of "current net income" and "current net earnings per share" figures, respectively.
2. Current net earnings per share was calculated using the average total number of shares issued during the fiscal year.
3. Since the 61st fiscal year, the calculation of current net earnings per share has been subject to the "Accounting Standards pertaining to Current Net Earnings per Share" (Corporate Accounting Standards No.2) and "Application Policy of the Accounting Standards for Current Net Earnings per Share" (Application Policy No.4 of the Corporate Accounting Standards).

(5) Tasks to be addressed by the Company Group and the Company

With respect to the future perspective, some positive signs, such as increased capital investments, are beginning to appear due to recovering personal consumption resulting from the improved employment environment and increased employee compensation, as well as reduced structural correcting pressure from excess capacity, excessive debts, etc. of corporations. However, there are still many disturbing factors, such as trends in crude oil prices and in the world economy.

Under such circumstances, the automobile industry, the main area of business of the Company Group, is expected to see demand recovery and resulting increased sales in the domestic new car market, due to the growth of the Japanese economy, the introduction of new car models, and the new long-term exhaust emission regulations. As for the business conditions which are to support such trend, however, it is hard to believe that the trend is steadily upward toward recovery. In addition, gasoline prices will rise due to the steep rise in crude oil prices. It thus seems that our business environment will remain severe.

In these circumstances, the Company Group will renew its understanding of the importance of returning to the beginning by thoroughly enforcing the "courtesy first policy". In addition, the Company Group will attempt to improve efficiency of the entire company group by starting from the centralization of accounting divisions and U-Car divisions of each company, followed by step-by-step promotion of the centralization of other divisions in the background. Through these measures, we intend to enhance our corporate strength and competitiveness. We are also planning to open "Lexus Yabuta" shop in Ichihashi, Gifu-shi in August as a new office of Toyota Corolla Gifu, where we will newly start the sale of luxury cars, thereby improving the sales system so as to satisfy more varied customers' needs in an attempt to improve our business results.

We hope that you shareholders will continue to extend your kind support and encouragement to us.

2. Outline of the Company (as of March 31, 2005)

(1) Main businesses of the company group

| Business | Descriptions | |
|---|---|---|
| New cars | Toyota passenger cars | (Corolla shops)<br>Sale of Corolla, Fielder, Runx, Spacio, Windom, Camry, Celica, Estima L, Estima Hybrid, Noah, Kluger L, Passo, RAV4L, and Probox Wagon.<br>(Netz shops)<br>Sale of Aristo, Avensis, Altezza, MR-S, bB, Alphard V, Alphard Hybrid, Ipsum, Voxy, Wish, Alex, Vitz, Raum, Ist, Kluger V, and RAV4J.<br>(Corolla and Netz shops)<br>Sale of Kluger Hybrid, WiLL CYPHA, Fun Cargo, and Sienta. |
| | Toyota freight cars | (Corolla shops)<br>Sale of Probox Van, Townace Van, and TownAce Truck.<br>(Netz shops)<br>Sale of LiteAce and RegiusAce Van. |
| | Import cars | Sale of Volkswagen cars. |
| Used cars | Sale of various used cars. | |
| Repairs & sale of auto accessories | Car safety checks and service, statutory inspections and service, and sale of auto parts, tires and mineral oils. | |
| Lease | Auto lease. | |
| Communication | Sale of mobile phones, etc. | |

| | |
|---|---|
| Real estate | Real estate sales and brokerage services, and designing and execution of construction works. |
| Others | Damage insurance agency services, and life insurance solicitation. |

(2) Principal offices of the company group

(i) The Company

| Name | Address | Number of offices |
|---|---|---|
| Head office | Rokujo Omizo, Gifu-shi, Gifu Pref. | -- |
| Gifu, Kagashima and Nagara shops, U-Car Head Office Rokujo shop, DUO Gifu 21 | Gifu-shi, Gifu Pref. | 10 |
| Ogaki and Ogaki Kita shops | Ogaki-shi, Gifu Pref. | 5 |
| Tajimi, Ena, Takayama, Maehira and Raibow Mall shops, U-Car Kagamihara shop, Total Support Centers | Other locations in Gifu Pref. | 35 |

(ii) Subsidiaries, etc.

| Name | Address |
|---|---|
| Head Office, Netz Toyota Centro Gifu Co., Ltd. | Kitauzura, Gifu-shi, Gifu Pref. |
| Head Office, Toyota Home Gifu Co., Ltd. | Maruno, Yanaizucho, Hasima-gun, Gifu Pref. |
| Head Office, Jms Gifu Corporation | Kozanocho, Kagamihara-shi, Gifu Pref. |

(3) Shares

(i) Total number of shares to be issued by the Company: 12,000,000 shares

(ii) Total number of issued shares: 5,844,300 shares

(iii) Number of shareholders: 561

(iv) Major shareholders (top 10)

| Shareholder name | Investment in the Company | | Investment by the Company in shareholders | |
|---|---|---|---|---|
| | Number of shares held | Equity stake | Number of shares held | Equity stake |
| | (shares) | (%) | | (%) |
| Seino Transportation Co., Ltd. | 2,338,437 | 40.01 | -- | -- |
| Toyota Motor Corporation | 417,450 | 7.14 | 182,969 | 0.00 |
| Aioi Insurance Co., Ltd. | 295,664 | 5.06 | -- | -- |
| Ogaki Kyoritsu Bank, Ltd. | 202,192 | 3.46 | 183,600 | 0.06 |
| Tokio Marine & Nichido Fire Insurance Co., Ltd. | 201,249 | 3.44 | -- | -- |
| Mitsui Sumitomo Insurance Co., Ltd. | 144,734 | 2.48 | -- | -- |
| Juroku Bank, Ltd. | 135,933 | 2.33 | 83,242 | 0.02 |
| Sumitomo Life Insurance Company | 133,000 | 2.28 | -- | -- |
| Bank of New York GCM Client Accounts EISG | 114,000 | 1.95 | -- | -- |
| Gifu Shinkin Bank | 103,302 | 1.77 | 150,000□ | -- |

(Note)

Tokyo Marine & Fire Insurance Co., Ltd. merged with Nichido Fire & Marine Insurance Co., Ltd. on October 1, 2004 and changed its name to Tokio Marine & Nichido Fire Insurance Co., Ltd.

(4) Acquisition, disposition and holding of treasury shares

| | | |
|---|---|---|
| (i) Shares acquired | Common shares: | 9,013 shares |
| | Total amount of purchase price: | 13,818,281 yen |
| (ii) Shares sold | None applicable. | |
| (iii) Shares held at the end of the fiscal year | Common shares: | 31,888 shares |

(5) Employees of the Company Group and the Company

(i) Employees of the Company Group

| Number of employees | Change compared to the end of previous fiscal year | Average age (years) | Average years of service |
|---|---|---|---|
| 1,061 | -68 | 34.9 | 12.3 |

(ii) Employees of the Company

| Number of employees | Change compared to the end of previous fiscal year | Average age (years) | Average years of service |
|---|---|---|---|
| 780 | -69 | 35.4 | 13.7 |

(6) Main sources of borrowings

None applicable.

(7) State of Business combinations

(i) The Company is a consolidated subsidiary of Seino Transportation Co., Ltd., whose equity stake in the total number of the Company's shares outstanding is 40.01%.

(ii) Major subsidiary corporations, etc.

| Company name | Capital (thousands of yen) | Equity Stake (%) | Main businesses |
|---|---|---|---|
| Netz Toyota Centro Gifu Co., Ltd. | 463,750 | 50.04 | Sale and repair of automobiles |
| Toyota Home Gifu Co., Ltd. | 55,000 | 54.55 | Sale and lease of real estate |
| Jms Gifu Corporation | 30,000 | 70.00 (10.00) | Sale of auto accessories and parts |

(Note) The figures in the parentheses in the equity stake column indicate the equity stake held by the Company's subsidiaries.

(iii) Other major business combinations

| Company name | Capital (thousands of yen) | Equity Stake (%) | Main businesses |
|---|---|---|---|
| Netz Toyota Gifu Co., Ltd/ | 290,250 | 20.63 | Sale and repair of automobiles |

(iv) Results of business combinations

The Company's consolidated subsidiaries are the three companies listed above and the company accounted for by the equity method is the one listed under "Other major business combinations". The consolidated sales for the current fiscal year were 52,215 million yen (down 4.2% compared to the previous fiscal year) and the consolidated current net income was 929 million yen (up 19.0% compared to the previous fiscal year).

(8) Directors and corporate auditors

| Title | Name | Assignment or main occupation |
|---|---|---|
| Chairman and Representative Director | Masaki Ohashi | |
| President and Representative Director | Tadashi Ohno | |
| Senior Managing Director | Hiroyuki Taguchi | General Sales Manager |
| Managing Director | Yoshinori Nagara | Deputy General Sales Manager |
| Managing Director | Hiroo Yokoyama | In charge of import cars |
| Director | Yoshikazu Taguchi | Chairman and Representative Director, Seino Transportation Co., Ltd. |
| Director | Yoshitaka Taguchi | President and Representative Director, Seino Transportation Co., Ltd. |
| Director | Takao Taguchi | Senior Managing Director, Seino Transportation Co., Ltd. |
| Director | Eiji Mizuno | Manager for the Central District, Sales Department |
| Director | Masayuki Okabe | Manager of General Affairs Department |
| Director | Toshinori Miyake | Manager of Financial Affairs Department |
| Full-time CorporateAuditor | Masakatsu Nokura | |
| Corporate Auditor | Yoshio Matsuoka | Full-time Corporate Auditor, Seino Transportation Co., Ltd. |
| Corporate Auditor | Toshio Tsuda | Senior Managing Director, Netz Toyota Gifu K.K. |

(Note)

1. Among the Directors, Mr. Yoshitaka Taguchi and Mr. Takao Taguchi are outside directors as specified in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.
2. Among the Corporate Auditors, Mr. Yoshio Matsuoka and Mr. Toshio Tsuda are outside auditors as specified in Article 18, Paragraph 1 of the Law for Special Provisions for the Commercial Code Concerning Audits, Etc. of Kabushiki-Kaisha (Joint Stock Companies).
3. At the 62nd Ordinary General Meeting of Shareholders held on June 24, 2004, Mr. Masakatsu Nokura and Mr. Yoshio Matsuoka were appointed as new corporate auditors and assumed office.
4. At the end of the 62nd Ordinary General Meeting of Shareholders held on June 24, 2004, the former corporate auditors, Mr. Ikuo Shimizu and Mr. Motoharu Sobajima, retired upon expiration of term of office.

(9) Amounts, etc. paid to accounting auditors (thousands of yen)

| | | |
|---|---|---|
| (i) | Total amount of fees, etc. payable by the Company and its subsidiary corporations, etc. to accounting auditors: | 11,400 |
| (ii) | Of the total amount shown in (i) above, the total amount of fees, etc. payable in consideration of services as specified in Article 2, Paragraph 1 of the Certified Public Accountants Law (Law No.103 of 1948) (auditing and attestation services): | 11,400 |
| (iii) | Of the total amount shown in (ii) above, the amount of fees, etc. payable by the Company to accounting auditors as fees, etc. for their services as accounting auditors: | 11,400 |

(Note)

The amount shown in (iii) above includes the amount of audit fees, etc. under the Securities and Exchange Law, as fees for audit under the Law for Special Provisions for the Commercial Code Concerning Audits, Etc. of Kabushiki-Kaisha (Joint Stock Companies) and those under the Securities and Exchange Law are not differentiated from each other in the audit agreement between the Company and the accounting auditors.

---

(Note)

All amounts of money shown in this business report are rounded down to the nearest respective applicable units of yen.

# Consolidated Balance Sheet
(As of March 31, 2005)

| Account title | Amount | Account title | Amount |
|---|---|---|---|
| | Thousands of yen | | Thousands of yen |
| (Assets) | | (Liabilities) | |
| Current Assets | 27,093,974 | Current Liabilities | 13,262,181 |
| Cash on hand and in banks | 6,171,284 | Notes payable-trade and accounts payable-trade | 6,228,428 |
| Notes receivable and accounts receivable-trade | 2,639,734 | Short-term loans payable | 1,830,000 |
| Accounts receivable in installment sales | 13,905,153 | Accrued corporate tax | 432,397 |
| Securities | 200,000 | Accrued consumption tax | 556,772 |
| Inventories | 3,211,313 | Reserve for bonus | 524,462 |
| Deferred tax assets | 326,668 | Reserve for unrealized profit in installment sales | 1,379,855 |
| Other current assets | 648,832 | Other current liabilities | 2,310,264 |
| Reserve for doubtful accounts | -9,012 | Fixed Liabilities | 1,613,891 |
| Fixed Assets | 20,036,168 | Reserve for retirement benefits to employees | 1,276,310 |
| Tangible fixed assets | 15,326,251 | Reserve for retirement benefits for officers | 218,690 |
| Buildings and structures | 5,536,530 | Other fixed liabilities | 118,890 |
| Machinery and equipment, vehicles | 837,890 | Total Liabilities | 14,876,072 |
| Land | 8,602,954 | (Minor Interest) | |
| Other tangible fixed assets | 348,876 | Minor interest | 1,756,054 |
| Intangible fixed assets | 337,666 | (Shareholders' Equity) | |
| Other intangible fixed assets | 337,666 | Capital stock | 5,317,152 |
| Investments and other assets | 4,372,250 | Capital surplus | 6,049,017 |
| Investment securities | 3,285,019 | Retained earnings | 18,628,418 |
| Deferred tax assets | 252,196 | Variance from valuation of securities | 540,154 |
| Other investments and assets | 847,520 | Treasury stock | -36,724 |
| Reserve for doubtful accounts | -12,486 | | |
| | | Total Shareholders' Equity | 30,498,016 |
| Total Assets | 47,130,142 | Total Liabilities, Minor Interest and Shareholders' Equity | 47,130,142 |

# Consolidated Income Statement
## (From April 1, 2004 to March 31, 2005)

| Account title | | | Amount | |
|---|---|---|---|---|
| | | | Thousands of yen | Thousands of yen |
| Ordinary Income and Expenses | Operating income and expenses | Operating income | | |
| | | Sales | 49,378,455 | |
| | | Commission income | 2,837,307 | 52,215,762 |
| | | Operating expenses | | |
| | | Cost of sales | 40,754,930 | |
| | | Selling, general and administrative expenses | 10,569,642 | 51,324,572 |
| | | Reversal of reserve for unrealized profit in installment sales | | 1,332,593 |
| | | Provision for unrealized profit in installment sales | | 1,379,855 |
| | | Operating income | | 843,928 |
| | Non-operating income and expenses | Non-operating income | | |
| | | Interest and dividends received | 771,170 | |
| | | Return on investment by equity method | 97,712 | |
| | | Other non-operating income | 68,169 | 937,052 |
| | | Non-operating expenses | | |
| | | Interest paid | 11,330 | |
| | | Other non-operating expenses | 15,555 | 26,886 |
| | Ordinary income | | | 1,754,093 |
| Extraordinary Items | | Extraordinary income | | |
| | | Profit on disposition of fixed assets | 99,377 | |
| | | Profit on disposition of investment securities | 4,005 | 103,383 |
| | | Extraordinary loss | | |
| | | Loss on disposition of fixed assets | 101,456 | |
| | | Loss on revaluation of golf club membership | 4,750 | |
| | | Other extraordinary loss | 10,005 | 116,211 |
| | | Current net income before tax | | 1,741,265 |
| | | Income, resident and enterprise tax | | 759,288 |
| | | Adjustment for tax | | -103,887 |
| | | Minor shareholders' income | | 156,803 |
| | | Current net income | | 929,069 |

Notes

Important matters serving as basis for preparation of consolidated financial statements

1. Matters on scope of consolidation
(1) Consolidated subsidiaries: Nets Toyota Centro Gifu Co., Ltd., Toyota Home Gifu, Co., Ltd. and Jms Gifu Corporation, three in total
(2) Unconsolidated subsidiaries: N/A

2. Matters on application of equity method
(1) Equity method affiliates: 1 (Nets Toyota Centro Gifu Co., Ltd.)
(2) Unconsolidated subsidiaries and affiliates to which equity method is not applicable:
N/A

3. Matters on fiscal year of consolidated subsidiaries
Closing date of consolidated subsidiaries is consistent with the consolidated closing date.

4. Valuation standards and methods for securities
(1) Hold-to-maturity debenture: amortized cost method
(2) Shares of subsidiaries and affiliates:
stated at cost based on the moving average method
(3) Other securities:
a) Securities whose market price is quoted: market value method based on the market price, etc. as of the end of the fiscal year (all of the variances resulting from the valuation are directly incorporated into capital, and the cost of the securities at the time of their sale is calculated using the moving average method)
b) Securities whose market price is not quoted: stated at cost based on the moving average method
5. Valuation standards and methods for inventories
(1) Goods, work in process specific-order cost method
(2) Parts, supplies stated at cost based on the moving average method

6. Depreciation method for fixed assets
(1) Tangible fixed assets: declining balance method

For buildings, excluding attachment, acquired on and after April 1, 1998, straight line method is adopted

Small-sum depreciable assets are depreciated in equal installments over three years.

(2) Intangible fixed assets straight line method

The software used by the Company is depreciated by straight line method over the number of useful years for internal use (five years)

7. Basis for recording of reserves

(1) Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

(2) Reserve for bonus: To prepare for payments of bonuses to employees, a reserve is provided based on the projected payments.

(3) Reserve for retirement benefits for employees: To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefit obligations as of the end of the current fiscal year.

The difference arising from actuarial computations is amortized and disposed as expenses in the subsequent fiscal years using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (five years), and past service obligations are disposed as expenses for a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (10 years).

(4) Reserve for retirement benefit for officers: To prepare for payments of retirement benefits to officers, a reserve is provided based on the required payment amount as of the end of year in accordance with by-laws.

This reserve is a reserve provided for in Article 43 of the Commercial Code Enforcement Regulations

8. Basis for recording of revenue

Revenue on installment sales is provided in accordance with installment basis.

9. Lease transactions

Financing lease transactions, other than those in which ownership of the leased assets is deemed to transfer to the lessee, are recorded based on the same accounting method as is used for normal rental transactions.

10. Consumption tax, etc.

Tax excluded method is used for treatment of consumption tax and local consumption tax.

11. Methods of valuation of assets and liabilities of consolidated subsidiaries

All fair market value method is used.

Additional Information

The Company, Seino Transportation Co., Ltd., Gifu Hino Motor Co., Ltd., Netz Toyota Gifu Co., Ltd. and Nets Toyota Centro Gifu Co. Ltd. made a resolution at their respective meeting of the board of directors held on November 24, 2004 that the Company and the other three companies become wholly-owned subsidiaries of Seino Transportation Co., Ltd. by means of stock exchange as of October 1, 2005, and entered into a Memorandum on Stock Exchange by and among them.

Notes to Balance Sheet

Accumulated depreciation of tangible fixed assets: 8,675,126 thousand yen

Notes to Income Statement

Net earnings per share 155.37 yen

(TRANSLATION)

COPY

Accounting Auditors' Report on Consolidated Financial Statements

## Independent Auditors' Report

May 16, 2005

To the Board of Directors of
Toyota Corolla Gifu Co., Ltd.:

Chuo Aoyama Audit Corporation
Yoshitaka Sakai (seal)
Designated Partner and Executing Partner
Certified Public Accountant
Jun Yamada (seal)
Designated Partner and Executing Partner
Certified Public Accountant

We have audited the consolidated financial statements (i.e. the consolidated balance sheet and the consolidated income statement) of Toyota Corolla Gifu Co., Ltd. for its 63rd fiscal year, starting April 1, 2004 and ending March 31, 2005, in accordance with the provisions of Article 19-2, Paragraph 3 of the Law for Special Provisions for the Commercial Code Concerning Audits, Etc. of Kabushiki-Kaisha (Joint Stock Companies). These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the methods by which they were applied and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. Our audits included audit procedures conducted on the company's subsidiaries that we deemed necessary.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the assets, profits and losses of the Company Group consisting of Toyota Corolla Gifu Co., Ltd. and its consolidated subsidiaries, etc., in conformity with laws and regulations and the company's articles of incorporation.

There is no conflict of interest between the company and us or one or both of the Executing Partners that must be reported pursuant to the provisions of the Certified Public Accountants Law.

(TRANSLATION)

COPY

Board of Corporate Auditors' Report on Consolidated Financial Statements

## Audit Report on Consolidated Financial Statements

We have received from each corporate auditor a report on the methods and results of audits of the consolidated financial statements (the consolidated balance sheet and the consolidated income statement) for the 63rd fiscal year, starting April 1, 2004 and ending March 31, 2005. After discussion, we have prepared this audit report to report as follows:

1. Summary of the methods of audits by corporate auditors

Each corporate auditor received reports and explanations from directors, etc. and accounting auditors on the consolidated financial statements and conducted audits in accordance with the auditing principles, the allocation of duties, etc. determined by the Board of Corporate Auditors.

2. Results of the audits

We acknowledge that the methods and results of audits by the accounting auditors, Chuo Aoyama Audit Corporation, are satisfactory.

May 23, 2005

Board of Corporate Auditors
Toyota Corolla Gifu Co., Ltd.

| | |
|---|---|
| Full-time Corporate Auditor: | Masakatsu Nokura (Seal) |
| Corporate Auditor: | Yoshio Matsuoka (Seal) |
| Corporate Auditor: | Toshio Tsuda(Seal) |

Note: Of the corporate auditors, Yoshio Matsuoka and Toshio Tsuda are outside auditors as set forth in Article 18, Paragraph 1 of the Law for Special Provisions for the Commercial Code concerning Audit, etc., of Kabushiki-Kaisha.

# Balance Sheet
## (As of March 31, 2005)

| Account title | Amount | Account title | Amount |
|---|---|---|---|
| | Thousands of yen | | Thousands of yen |
| (Assets) | | (Liabilities) | |
| Current Assets | 20,669,173 | Current Liabilities | 7,479,265 |
| Cash on hand and in banks | 4,991,691 | Notes payable-trade | 969,879 |
| Notes receivable | 410,146 | Accounts payable-trade | 2,720,006 |
| Accounts receivable in installment sales | 10,893,557 | Accounts payable-other | 307,332 |
| Accounts receivable-trade | 1,593,486 | Accrued corporate tax | 368,758 |
| Securities | 200,000 | Accrued consumption tax | 539,784 |
| Goods | 1,729,162 | Accrued expenses | 309,271 |
| Parts | 94,867 | Advance received | 368,594 |
| Work in process | 50,423 | Deposit received | 452,137 |
| Supplies | 2,462 | Reserve for bonus | 400,000 |
| Prepaid expenses | 73,362 | Reserve for unrealized profit in installment sales | 1,036,820 |
| Accrued revenue | 315,588 | Other current liabilities | 6,678 |
| Deferred tax assets | 241,569 | Fixed Liabilities | 1,458,804 |
| Other current assets | 75,855 | Reserve for retirement benefits to employees | 1,189,214 |
| Reserve for doubtful accounts | -3,000 | Reserve for retirement benefits for officers | 162,700 |
| Fixed Assets | 16,899,633 | Deposits received for guarantee | 106,890 |
| Tangible fixed assets | 12,693,507 | | |
| Buildings | 3,896,107 | | |
| Structures | 596,742 | | |
| Machinery and equipment | 201,548 | | |
| Leased vehicles | 248,619 | | |
| Vehicles | 506,289 | Total Liabilities | 8,938,070 |
| Tools, furniture and fixture | 66,188 | (Shareholders' Equity) | |
| Land | 7,164,511 | Capital stock | 5,317,152 |
| Construction in progress | 13,500 | Capital surplus | 6,049,017 |
| Intangible fixed assets | 210,884 | Legal capital reserve | 6,049,017 |
| Leasehold rights | 169,329 | Retained earnings | 16,810,569 |
| Telephone subscription rights | 27,076 | Legal reserve | 359,825 |
| Software | 6,844 | Voluntary reserve | 15,765,574 |
| Rights of using telecommunications facilities | 3,995 | Reserve for advanced depreciation of fixed assets | 135,574 |
| Other intangible fixed assets | 3,637 | General reserve | 15,630,000 |
| Investments and other assets | 3,995,241 | Unappropriated retained | 685,169 |

| | | | |
|---|---|---|---|
| | | earnings | |
| Investment securities | 2,317,767 | Variance from valuation of shares | 490,723 |
| Investments in subsidiaries | 905,525 | Treasury stock | -36,724 |
| Long-term prepaid expenses | 66,216 | | |
| Guaranty money deposited | 477,275 | | |
| Deferred tax assets | 193,223 | | |
| Other investments | 47,719 | | |
| Reserve for doubtful accounts | -12,486 | Total Shareholders' Equity | 28,630,736 |
| Total Assets | 37,568,806 | Total liabilities and Shareholders' equity | 37,568,806 |

# Income Statement
(From April 1, 2004 to March 31, 2005)

| Account title | | | Amount | |
|---|---|---|---|---|
| | | | Thousands of yen | Thousands of yen |
| Ordinary Income and Expenses | Operating income and expenses | Operating income | | |
| | | Sales | 35,777,552 | |
| | | Commission income | 2,236,364 | 38,013,917 |
| | | Operating expenses | | |
| | | Cost of sales | 29,643,636 | |
| | | Selling, general and administrative expenses | 7,720,508 | 37,364,145 |
| | | Reversal of reserve for unrealized profit in installment sales | | 1,009,750 |
| | | Provision for unrealized profit in installment sales | | 1,036,820 |
| | | Operating income | | 622,701 |
| | Non-operating income and expenses | Non-operating income | | |
| | | Interest and dividends received | 561,136 | |
| | | Other non-operating income | 88,638 | 649,774 |
| | | Non-operating expenses | | |
| | | Interest paid | 1,162 | |
| | | Other non-operating expenses | 49,853 | 51,015 |
| | Ordinary income | | | 1,221,460 |
| Extraordinary Items | | Extraordinary income | | |
| | | Profit on disposition of investment securities | 4,005 | 4,005 |
| | | Extraordinary loss | | |
| | | Loss on disposition of fixed assets | 70,316 | |
| | | Loss on revaluation of golf club membership | 4,750 | |
| | | Other extraordinary loss | 7,740 | 82,806 |
| | | Current net income before tax | | 1,142,659 |
| | | Income, resident and enterprise tax | | 582,800 |
| | | Adjustment for tax | | -103,266 |
| | | Current net income | | 663,125 |
| | | Retained earnings brought forward | | 56,944 |
| | | Interim dividends | | 34,900 |
| | | Current unappropriated retained earnings | | 685,169 |

(Notes to Balance Sheet and Income Statement for Gifu Hino Motor Co., Ltd.)

Significant Accounting Policies

1. Valuation standards and methods for securities
(1) Hold-to-maturity debenture: amortized cost method
(2) Shares of subsidiaries and affiliates:
stated at cost based on the moving average method
(3) Other securities:
a) Securities whose market price is quoted: market value method based on the market price, etc. as of the end of the fiscal year (all of the variances resulting from the valuation are directly incorporated into capital, and the cost of the securities at the time of their sale is calculated using the moving average method)
b) Securities whose market price is not quoted: stated at cost based on the moving average method

2. Valuation standards and methods for inventories
(1) Goods, work in process specific-order cost method
(2) Parts, supplies stated at cost based on the moving average method

3. Depreciation method for fixed assets
(1) Tangible fixed assets: declining balance method
For buildings, excluding attachment, acquired on and after April 1, 1998, straight line method is adopted
Small-sum depreciable assets are depreciated in equal installments over three years.
(2) Intangible fixed assets: straight line method
The software used by the Company is depreciated by straight line method over the number of useful years for internal use (five years)

4. Basis for recording of reserves
(1) Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual

credit.

(2) Reserve for bonus: To prepare for payments of bonuses to employees, a reserve is provided based on the projected payments.

(3) Reserve for retirement benefits for employees: To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefit obligations as of the end of the current fiscal year.
The difference arising from actuarial computations is amortized and disposed as expenses in the subsequent fiscal years using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (five years), and past service obligations are disposed as expenses for a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (10 years).

(4) Reserve for retirement benefit for officers: To prepare for payments of retirement benefits to officers, a reserve is provided based on the required payment amount as of the end of year in accordance with by-laws.
This reserve is a reserve provided for in Article 43 of the Commercial Code Enforcement Regulations

5. Basis for recording of revenue

Revenue on installment sales is provided in accordance with installment basis.

6. Lease transactions

Financing lease transactions, other than those in which ownership of the leased assets is deemed to transfer to the lessee, are recorded based on the same accounting method as is used for normal rental transactions.

7. Consumption tax, etc.

Tax excluded method is used for treatment of consumption tax and local consumption tax.

Additional Information

The Company, Seino Transportation Co., Ltd., Gifu Hino Motor Co., Ltd., Netz Toyota Gifu Co., Ltd. and Nets Toyota Centro Gifu Co. Ltd. made a resolution at their respective meeting of the Board of Directors held on November 24, 2004 that the Company and the other three companies become wholly-owned subsidiaries of Seino Transportation Co., Ltd. by means of stock exchange as of October 1, 2005, and entered into a Memorandum on Stock Exchange by and among them.

Notes to Balance Sheet

1. Accumulated depreciation of tangible fixed assets: 7,348,973 thousand yen
2. In addition to the fixed assets recorded on the balance sheet, there are 78 leased vehicles and computers, etc.
3. Net assets provided for in Article 124, Item 3 of the Commercial Code Enforcement Regulations: 490,723 thousand yen
4. Claims and liabilities to subsidiaries
   Short-term monetary claims to subsidiaries: 14,912 thousand yen
   Short-term monetary liabilities to subsidiaries: 10,430 thousand yen
5. Amount of retirement benefit obligations, etc.
   Retirement benefit obligations: 1,492,330 thousand yen
   Unrecognized difference arising from actuarial computations: 117,723 thousand yen
   Unrecognized past service obligations: 185,392 thousand yen

Notes to Income Statement

1. Transactions with subsidiaries:
   Operating income 34,366 thousand yen
   Operating expenses 43,976 thousand yen
   Turnover from non-operating transactions 90,529 thousand yen
2. Current net earnings per share 110.74 yen

## Proposed Disposal of Profits

(yen)

| | |
|---|---|
| Unappropriated retained earnings | 685,169,291 |
| Reversal of reserve for advanced depreciation of fixed assets | 4,394,303 |
| Total | 689,563,594 |
| Earnings are appropriated as follows: | |
| Dividends | 34,874,472 |
| (6 yen per share) | |
| Bonus to officers | 18,950,000 |
| (of which, bonus to corporate auditors) | (2,000,000) |
| Retained earnings brought forward to next period | 635,739,122 |

(Note)

The Company paid interim dividends of 6 yen per share,34,900,260 yen in total, on December 10, 2004.

(TRANSLATION)

COPY

Accounting Auditors' Report

Independent Auditors' Report

May 16, 2005

To the Board of Directors of
Toyota Corolla Gifu Co., Ltd.:

Chuo Aoyama Audit Corporation
Yoshitaka Sakai (seal)
Certified Public Accountant
Designated Partner and Executing Partner
Jun Yamada (seal)
Certified Public Accountant
Designated Partner and Executing Partner

We have audited the financial statements (i.e. the balance sheet, income statement, business report (only for the part relating to accounting), statement of appropriations and schedules (only for the part relating to accounting)) of Toyota Corolla Gifu Co., Ltd. for its 63rd fiscal year, starting April 1, 2004 and ending March 31, 2005, in accordance with the provisions of Article 2, Paragraph 1 of the Law for Special Provisions for the Commercial Code Concerning Audits, Etc. of Kabushiki-Kaisha (Joint Stock Companies). The parts relating to accounting in the business report and schedule that we have audited are the statements in the business report and schedule based on accounting records of the Company. These financial statements and schedules are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the methods by which they were applied and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. Our audits included audit procedures conducted on the company's subsidiaries that we deemed necessary.

Our opinion based on our audits is as follows:

(1) We acknowledge that the balance sheet and the income statement present fairly the assets, profits and losses of the Company in accordance with laws, regulations and the Company's articles of incorporation.

(2) We acknowledge that the business report (only for the part relating to accounting) presents fairly the state of the Company in accordance with the laws, regulations and the Company's articles of incorporation.

(3) We acknowledge that the statement of appropriation is in conformity with laws, regulations and the Company's articles of incorporation.

(4) We did not discover anything that should be specified with respect to the schedules (only for the part relating to accounting) as provided for in the Commercial Code.

There is no conflict of interest between the company and us or one or both of the Executing Partners that must be reported pursuant to the provisions of the Certified Public Accountants Law.

(TRANSLATION)

AUDIT REPORT BY THE BOARD OF CORPORATE AUDITORS (Certified Copy)

## AUDIT REPORT

The Board of Corporate Auditors of the Company received reports from each of the corporate auditors regarding the methods and results of the audit of the performance by the directors of their duties during the Company's 63rd fiscal year, which began on April 1, 2004 and ended on March 31, 2005. Based on our review of and discussions regarding such reports, we hereby report the following:

1. Summary of Auditing Methods Used by Corporate Auditors

In addition to attending meetings of the Board of Directors and other important meetings pursuant to the audit policies and division of duties set forth by the Board of Corporate Auditors, each of the corporate auditors made inquiries to the directors, etc., with regard to the operation, reviewed important documents, etc., stating decisions and approvals, and investigated the state of the operations and assets and liabilities at the head office and main branch offices of the Company. We also requested reports on the operation of the Company's subsidiaries from directors, etc., and visited important subsidiaries as necessary and investigated the state of their operations and assets and liabilities. Further, we received reports and explanations from the accounting auditors and examined financial statements and schedules thereto.

As for transactions made by the directors which were in competition with the business of the Company, transactions between the directors and the Company which were in conflict with the interests of the Company, benefits given without consideration by the Company, unusual transactions with subsidiaries or shareholders, and the Company's acquisition and disposition of its treasury stocks, we not only applied the above mentioned auditing methods, but also obtained relevant reports from the directors, etc., and examined the status of such transactions in detail.

2. Results of Audit

(1) We acknowledge that the methods and results of the audit as reported by the accounting auditors, Chuo Aoyama Audit Corporation, are appropriate.

(2) We acknowledge that the business report presents fairly the state of the Company in accordance with the relevant laws, regulations and the Company's articles of incorporation.

(3) We did not find anything that should be specified with respect to the proposal on the profit appropriation in light of the conditions of the assets and liabilities and other circumstances of the Company.

(4) We acknowledge that the schedules to the financial statements correctly state matters that should be stated therein, and did not discover anything that should be specified in connection therewith.

(5) As for the performance by the directors of their duties, we did not discover any significant facts indicating any unlawful conduct or breach of the relevant laws, regulations or the Company's articles of incorporation.

In addition, we did not discover any breach of duties by the directors in light of the transactions made by any of the directors which were in competition with the business of the Company, transactions between any of the directors and the

Company that were in conflict with the interests of the Company, benefits given without consideration by the Company, unusual transactions with subsidiaries or shareholders, or the Company's acquisition and disposition of treasury stocks.

(6) As a result of our investigation into subsidiaries, we did not find anything that should be specified with respect to the performance of duties by directors.

May 23, 2005

Board of Corporate Auditors
Toyota Corolla Gifu Co., Ltd.

| | | |
|---|---|---|
| Full-time Corporate Auditor: | Masakatsu Nogura | (Seal) |
| Corporate Auditor: | Yoshio Matsuoka | (Seal) |
| Corporate Auditor: | Toshio Tsuda | (Seal) |

Note: Of the corporate auditors, Yoshio Matsuoka and Toshio Tsuda are outside auditors as set forth in Article 18, Paragraph 1 of the Law for Special Provisions for the Commercial Code concerning Audit, etc., of Kabushiki-Kaisha.

## Reference Documents for Solicitation to Exercise Voting Rights by Proxy

1. Solicitor who solicits shareholders to exercise their voting rights by proxy:

   Toyota Corolla Gifu Co., Ltd.
   Tadashi Ohno, Representative Director and President

2. Number of voting rights held by all the shareholders:

   5,663

3. Referenced matters concerning agenda of the meeting:

Item 1.: Approval of the proposed disposal of profits for the 63rd fiscal year

The Company wishes to dispose of the profits for the current fiscal year as provided for in the document attached hereto (page 22), in order to reinforce and enhance our corporate structure and to prepare for our future business development, etc.

As for the dividend payable at the end of the current fiscal year, the Company wishes to distribute 6 yen per share, which is the same amount as the interim dividend, in light of the persistently severe circumstances surrounding the Company.

Item 2.: Approval of the Stock Exchange Agreement executed among Seino Transportation Co., Ltd., Gifu Hino Motor Co., Ltd., Netz Toyota Gifu Co., Ltd., Netz Toyota Centro Gifu Co., Ltd. and the Company

1. Reason for the need of stock exchange:

Having been part of the merchandizing business segment of the Seino Transportation Group, the Company agreed to conduct stock exchange with Seino Transportation Co., Ltd. (hereinafter referred to as "Seino"), because the Company concluded that it would be the best way to become the wholly owned subsidiary of Seino by means of stock exchange, so that the Company may, while maintaining its corporate initiative in business, deepen the cooperative relationship with the companies being part of the transportation business, information-related-business and other three businesses of Seino Transportation Group, and thereby maximize its corporate value through the continuous growth and increase of profit by the whole Seino Transportation Group.

Further, Seino plans to transform to a pure holding company as of October 1, 2005, in order to improve the management efficiency of the whole group. Specifically, Seino, as it is, shall conduct Subsidiary-Incorporation-type Division by transferring its entire business excluding its administrative department to a company to be newly incorporated, shall become a pure holding company, and shall change its trade name to Seino Holdings Co., Ltd.. We expect that, through said sequence of business restructuring, the position of the Company as the core company in the merchandizing business segment of the Seino Transportation Group shall be further clarified.

The shareholders of the Company are requested to agree to the purpose of said stock exchange, and to approve the execution of the Stock Exchange Agreement.

2. Contents of the Stock Exchange Agreement:

A copy of the Stock Exchange Agreement

## Stock Exchange Agreement (Copy)

Seino Transportation Co., Ltd. ("Seino"), Toyota Corolla Gifu Co., Ltd. ("Toyota Corolla"), Gifu Hino Motor Co., Ltd. ("Gifu Hino"), Netz Toyota Gifu Co., Ltd. ("Toyota Gifu") and Netz Toyota Centro Gifu Co., Ltd. ("Toyota Centro") hereby enter into this stock exchange agreement (this "Agreement") under the following terms and conditions.

Article 1 (Stock exchange)
Seino, Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro shall hereby agree to make Seino the wholly parent company of the other parties hereto, and to make Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro wholly-owned subsidiaries of Seino, respectively, through stock exchange (*kabushiki kokan*; hereinafter the "Stock Exchange").

Article 2 (Exchange Ratio)

1 Seino shall allocate and deliver 12,282,997 shares (a total of 9,048,616 shares of common stock to be issued upon the Stock Exchange and 3,234,381 shares of its own common

stock held by it) to those shareholders (hereinafter including beneficial shareholders) listed in the final shareholders' registry (hereinafter including beneficial shareholders' registry) of Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro as of the date immediately preceding the date of Stock Exchange, in the following proportion: 1.68 shares of Seino's common stock per share of common stock of Toyota Corolla; 1.11 shares of Seino's common stock per share of common stock of Gifu Hino held; 27.80 shares of Seino's common stock per share of common stock of Toyota Gifu held; and 5.12 shares of Seino's common stock per share of common stock of Toyota Centro.

Notwithstanding the foregoing, shares of Seino's common stock shall not be allocated to the following numbers of shares held by Seino:

2,338,437 shares of common stock of Toyota Corolla;
2,338,051 shares of common stock of Gifu Hino;
76,300 shares of common stock of Toyota Gifu; and
41,650 shares of common stock of Toyota Centro.

2 The terms prescribed in the preceding paragraph may be amended through discussions among the parties hereto if there is any change in the asset or management status of any of the parties hereto due to any cause not provided for herein.

Article 3 (Amount of Increase in Capital and Capital Reserve)

The amount of capital and capital reserve to be increased by Seino upon the Stock Exchange shall be as follows.

(1) Capital: nil

(2) Capital reserve: the amount of net assets of Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro existing on the date of Stock Exchange multiplied by the respective ratios of the numbers of shares to be transferred to Seino upon the Stock Exchange to the total number of issued shares of each such party, less the book value of treasury stocks held by Seino to be delivered to shareholders of Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro pursuant to Paragraph 1 of the preceding article.

Article 4 (General Meetings of Shareholders for Approval of Share Exchanges Agreement, etc.)

1 Each party hereto shall convene a general meeting of shareholders as follows where it shall seek approval of this Agreement and other matters required for the respective

Stock Exchange (the "Shareholders Meeting"): Seino on June 24, 2005, Toyota Corolla on June 22, 2005, Gifu Hino on June 22, 2005, Toyota Gifu on June 22, 2005, and Toyota Centro on June 22, 2005. Notwithstanding the foregoing, each such date may be changed upon discussions among the parties, if required for the procedures of any of the Stock Exchange or otherwise.

2 Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro shall provide proper explanations at the Shareholders Meeting referred to in the preceding paragraph that Seino is to cause the newly-established company take over all operations (other than Seino's administration division) by way of Incorporation-type Division (*shinsetsu bunkatsu*) on the date of Stock Exchange.

Article 5 (Date of Stock Exchange)
The Stock Exchange shall take place on October 1, 2005; provided, however, that the date may be changed through discussions among the parties if required for the procedures of any of the Stock Exchange or otherwise.

Article 6 (Profit Dividends Prior to the Date of Stock Exchange)
Each party hereto shall make a profit dividend to the shareholders or registered pledgees listed on the final shareholders' registry as of March 31, 2005, to the maximum extent set forth below:

(1) Seino: 11 yen per share, or 2,146,625,646 yen in the aggregate
(2) Toyota Corolla: 6 yen per share, or 34,874,472 yen in the aggregate
(3) Gifu Hino: 10 yen per share, or 58,016,710 yen in the aggregate
(4) Toyota Gifu: 75 yen per share, or 11,250,000 yen in the aggregate
(5) Toyota Centro: 25 yen per share, or 3,250,000 yen in the aggregate

Article 7 (Term of Office of Officers who Assumed Office Prior to the Stock Exchange)
The term of office of any director or corporate auditor of Seino who assumed office prior to the date of Stock Exchange shall expire on the date on which it would otherwise expire unless the Stock Exchange take place.

Article 8 (Duty of Care of a Good Manager for Company Assets)
Each party hereto shall perform its business and manage and operate its assets with the care of a good manager after execution hereof until the date immediately preceding the date of Stock Exchange, and any act which may materially affect any of its assets, rights or obligations other than as provided for herein shall be subject to prior discussions and

agreement among the parties hereto.

Article 9 (Other Reorganization, Asset Transfer, Etc.)

1 Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro hereby approve that Seino is to implement the Incorporation-type Division after execution hereof until the date of Stock Exchange (inclusive), where Seino shall be spun off and all its operations other than the administration division shall be taken over which date of Incorporation-type Division is October 1, 2005.

2 Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro hereby approve that Seino is to issue stock acquisition rights (hereinafter "SARs") as generally described below after execution hereof until the date of Stock Exchange (inclusive), which shall be allocated to The Sumitomo Trust & Banking Co., Ltd. (*Shintaku-guchi* or trust account) by way of third-party allocation and substantially under especially favorable terms:

(1) Type and number of shares subject to the SARs:
397,262,334 shares of common stock (1 share per 1 unit of SAR)

(2) Total number of SARs: 397,262,334

(3) Issue price of SARs: free

(4) Exercise price of SARs:
The exercise price shall be initially the market value of shares of common stock of Seino multiplied by 3, and shall be 1 yen after there is any party holding more than 20% of shares issued by Seino.

Article 10 (Changes in Terms of Stock Exchange, and Termination of this Agreement)

In the event of any material change in the asset or management status of any party hereto due to a natural disaster or other causes from the execution date hereof to the date immediately preceding the date of Stock Exchange, subject to discussions among all parties hereto, (i) (if such event occurred to Seino) each party hereto, or (ii) (if such event occurred to a party hereto other than Seino) such party and Seino, may amend any term of the Exchange(s) or terminate this Agreement as between the parties concerned.

Article 11 (Validity of this Agreement)

If an approval of the Shareholders Meeting of any party hereto as provided for in Article 4 or an approval of any competent authority prescribed by law is not obtained, this Agreement shall become void as between Seino and each of the other parties hereto if such event occurred to Seino, or, if such event occurred to a party hereto other than Seino, this Agreement shall become void as between Seino and such party. For avoidance of doubt, even if an approval of the Shareholders Meeting or any competent authority prescribed by law is not obtained for any one or more of the Exchange(s) between Seino and any of the other parties hereto as provided for in this article, this Agreement shall continue in force and effect as among the remaining parties hereto.

Article 12 (Matters Not Provided for in this Agreement)
Matters not provided for herein and/or any matters required for any of the Stock Exchange shall be determined through discussions among the parties hereto in accordance with the purpose hereof.

IN WITNESS WHEREOF, this Agreement has been executed in five (5) originals, one each of which shall be retained by each party after the printing of its name and the impression of its seal.

May 17, 2005

| | |
|---|---|
| Seino: | Seino Transportation Co., Ltd.<br>1, Taguchi-cho, Ogaki-shi, Gifu Prefecture<br>Yoshitaka Taguchi<br>President and Representative Director |
| Toyota Corolla: | Toyota Corolla Gifu Co., Ltd.<br>1-3, Rokujo-Omizo 4-chome, Gifu-shi, Gifu Prefecture<br>Tadashi Ohno<br>President and Representative Director |
| Gifu Hino: | Gifu Hino Motor Co., Ltd.<br>57, Kita Uzura 5-chome, Gifu-shi, Gifu Prefecture<br>Shigeo Mizuno<br>President and Representative Director |
| Toyota Gifu: | Netz Toyota Gifu Co., Ltd.<br>81, Ginan-cho Miyake 4-chome, Hashima-gun, Gifu Prefecture<br>Isao Aimiya<br>President and Representative Director |

Toyota Centro: Netz Toyota Centro Gifu Co., Ltd.
57, Kita Uzura 5-chome, Gifu-shi, Gifu Prefecture
Kunihiro Tahara
President and Representative Director

3. Explanation of the Stock Exchange Ratio Pursuant to Article 354, Paragraph 1, Item 2 of the Commercial Code of Japan

The Rational for Determining of the Stock Exchange Ratios

Seino Transportation Co., Ltd. (hereinafter referred to as "Seino"), Gifu Hino Motor Co., Ltd. (hereinafter referred to as "Gifu Hino"), Netz Toyota Gifu Co., Ltd. (hereinafter referred to as "Netz Toyota Gifu"), Netz Toyota Centro Gifu Co., Ltd. (hereinafter referred to as "Netz Toyota Centro Gifu") and the Company have determined the stock exchange ratios as follows, with respect to the stock exchange (hereinafter referred to as the "Stock Exchange"), which shall take place on October 1, 2005, whereupon Seino shall become the wholly parent company, while all of the Company, Gifu Hino, Netz Toyota Gifu and Netz Toyota Centro Gifu shall become the wholly owned subsidiaries of Seino.

(1) Seino retained Nomura Securities Co., Ltd. (hereinafter referred to as "Nomura"), and Gifu Hino and the Company retained PwC Advisory Co., Ltd. (hereinafter referred to as "PWCA"), respectively, for the purpose of calculation of the stock exchange ratios.

(2) Nomura, the financial advisor to Seino, conducted the evaluation of corporate value as follows, and calculated the stock exchange ratios on the basis of the result thereof. As for Seino and Gifu Hino, Nomura evaluated their corporate value mainly by the market value method and the DCF method. As for the Company, Nomura evaluated its corporate value mainly by the market value method, the peer company comparison method and the DCF method. Further, as for Netz Toyota Gifu and Netz Toyota Centro Gifu, Nomura evaluated their corporate value mainly by the peer company comparison method and the DCF method.

PWCA, the financial advisor to the Company and Gifu Hino, conducted the evaluation of corporate value as follows, and calculated the stock exchange ratios on the basis of the result thereof. As for Seino, the Company and Gifu Hino, PWCA evaluated their corporate value mainly by the market value method, the DCF method and the current net worth method.

(3) Seino, Gifu Hino, Netz Toyota Gifu, Netz Toyota Centro Gifu and the Company commenced negotiation and discussion in order to determine the stock exchange ratios applicable to the Stock exchange based on the proposed stock exchange ratios submitted by Nomura and PWCA, and reviewed the stock exchange ratios.

(4) As a result of the negotiation and discussion, Seino, Gifu Hino, Netz Toyota Gifu, Netz Toyota Centro Gifu and the Company adopted a resolution, at their respective meetings of the Board of Directors held on November 24, 2004, for the execution of a memorandum concerning the stock exchange to the effect that the Stock Exchange should be conducted at the following stock exchange ratios, and executed the memorandum as of November 24, 2004.

Seino to the Company = 1 : 1.68
Seino to Gifu Hino = 1 : 1.11
Seino to Netz Toyota Gifu = 1 : 27.80
Seino to Netz Toyota Centro Gifu = 1 : 5.12

Further, the Company, Seino, Gifu Hino, Netz Toyota Gifu and Netz Toyota Centro Gifu each adopted a resolution, at their respective meetings of the Board of Directors held on May 17, 2005, for the execution of a stock exchange agreement to the effect that the Stock Exchange should take place, and executed said agreement, by judging that it was not necessary to change the above stock exchange ratios, for no material change had occurred in the conditions precedent to the determination of such stock exchange ratio since the execution of the above memorandum.

4. Contents of the Balance Sheets and the Profit and Loss Statements of the Companies Subject to Stock Exchange, Prescribed in Article 354, Paragraph 1, Items 3 through 6 of the Commercial Code

The contents of the balance sheet and the profit and loss statement of the Company are as specified in pages 18 through 21 of the attachment.

The balance sheets and the profit and loss statements of Seino, Gifu Hino, Netz Toyota Gifu and Netz Toyota Centro Gifu are as follows, respectively.

(TRANSLATION)

# Balance Sheet for Seino Transportation Co., Ltd.
(As of March 31, 2005)

| Account title | Amount | Account title | Amount |
|---|---|---|---|
| | Millions of yen | | Millions of yen |
| (Assets) | | (Liabilities) | |
| Current Assets | 72,997 | Current Liabilities | 51,467 |
| Cash on hand and in banks | 23,936 | Accounts payable-trade | 16,937 |
| Notes receivable | 5,148 | Short-term loans payable | 4,009 |
| Accounts receivable-trade | 28,789 | Convertible bonds redeemable within one year | 9,017 |
| Securities | 8,213 | Accounts payable-other | 8,173 |
| Supplies | 353 | Accrued expenses | 7,375 |
| Short-term loans receivable | 963 | Accrued corporate tax | 3,030 |
| Accrued revenue | 1,612 | Accrued consumption tax | 755 |
| Deferred tax assets | 3,560 | Other current liabilities | 2,169 |
| Other current assets | 1,272 | Fixed Liabilities | 39,700 |
| Reserve for doubtful accounts | -850 | Long-term loans payable | 7,000 |
| Fixed Assets | 248,961 | Reserve for retirement benefits | 32,272 |
| Tangible fixed assets | 165,061 | Reserve for loss from liabilities for guarantee | 427 |
| Buildings | 56,834 | Total Liabilities | 91,167 |
| Structures | 3,208 | (Shareholders' Equity) | |
| Machinery and equipment | 2,283 | Capital stock | 42,481 |
| Vehicles | 14,294 | Capital surplus | 87,646 |
| Tools, furniture and fixture | 863 | Legal capital reserve | 87,632 |
| Land | 87,459 | Other capital surplus | 14 |
| Construction in progress | 118 | Profit on disposition of treasury stock | 14 |
| Intangible fixed assets | 2,125 | Retained earnings | 99,410 |
| Leasehold rights | 414 | Legal reserve | 4,262 |
| Software | 1,408 | Voluntary reserve | 88,310 |
| Other intangible fixed assets | 302 | Reserve for retirement benefit | 585 |
| Investments and other assets | 81,774 | Reserve for advanced depreciation of land | 6,367 |
| Investment securities | 30,206 | Reserve for advanced depreciation of depreciation assets | 2,010 |
| Investments in subsidiaries and subsidiary partnership | 39,258 | General reserve | 79,348 |
| Long-term loans receivable | 7,511 | Unappropriated retained earnings | 6,837 |
| Deferred tax assets | 6,939 | Variance from valuation of shares | 4,408 |
| Other investments | 668 | Variance from valuation of | 4,408 |

| | | | |
|---|---|---|---|
| | | securities | |
| Reserve for doubtful accounts | -2,811 | Treasury stock | -3,154 |
| | | Total Shareholders' Equity | 230,791 |
| Total Assets | 321,959 | Total Liabilities and Shareholders' Equity | 321,959 |

(TRANSLATION)

## Income Statement for Seino Transportation Co., Ltd.
(From April 1, 2004 to March 31, 2005)

| Account title | | Amount | |
|---|---|---|---|
| | | Millions of yen | Millions of yen |
| Ordinary Income and Expenses | Operating income and expenses | | |
| | Operating income | | |
| | Sales | 265,501 | 265,501 |
| | Operating expenses | | |
| | Cost of sales | 255,306 | |
| | Selling, general and administrative expenses | 3,768 | 259,074 |
| | Operating income | | 6,426 |
| | Non-operating income and expenses | | |
| | Non-operating income | | |
| | Interest received | 1,059 | |
| | Dividends received | 364 | |
| | Other income | 1,150 | 2,574 |
| | Non-operating expenses | | |
| | Interest paid | 245 | |
| | Other expenses | 11 | 257 |
| | Ordinary income | | 8,744 |
| Extraordinary Items | Extraordinary income | | |
| | Profit on disposition of fixed assets | 443 | |
| | Other extraordinary income | 233 | 677 |
| | Extraordinary loss | | |
| | Loss on disposition of fixed assets | 284 | |
| | Loss on investment in affiliates | 603 | |
| | Other extraordinary loss | 215 | 1,103 |
| | Current net income before tax | | 8,317 |
| | Income, resident and enterprise tax | | 4,452 |
| | Adjustment for tax | | -695 |
| | Current net income | | 4,561 |
| | Retained earnings brought forward | | 2,275 |
| | Current unappropriated retained earnings | | 6,837 |

(Notes to Balance Sheet and Income Statement for Seino Transportation Co., Ltd.)

Significant Accounting Policies

1. Valuation standards and methods for securities

   Hold-to-maturity debenture: amortized cost method (straight line method)

   Shares of subsidiaries and affiliates: stated at cost based on the moving average method

   Other securities:

   Securities whose market price is quoted: market value method based on the market price, etc. as of the end of the fiscal year (all of the variances resulting from the valuation are directly incorporated into capital, and the cost of the securities at the time of their sale is calculated using the moving average method)

   Securities whose market price is not quoted: stated at cost based on the moving average method

2. Valuation standards and methods for inventories

   Supplies: stated at cost based on the moving average method

3. Depreciation method for fixed assets

   Buildings, vehicles: straight line method

   Other tangible fixed assets declining balance method

   Intangible fixed assets: straight line method

   The software used by the Company is depreciated by straight line method over the number of useful years for internal use (five years)

4. Basis for recording of reserves

   Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

   Reserve for retirement benefits: To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefit obligations as of the end of the current fiscal year. Past service obligations are disposed as expenses for a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (10 years). The difference arising from actuarial computations is amortized and disposed as expenses in the subsequent fiscal years using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (10 years).

Reserve for loss from liabilities for guarantee: To prepare for possible losses resulting from fulfillment of liabilities for guarantee against subsidiaries, a reserve is provided based on the projected losses. Said reserve is a reserve provided for in Article 43 of the Commercial Code Enforcement Regulations.

5. Methods of hedge accounting

The Company uses deferral hedge accounting. As for interest swaps, if the requirements for special tax treatment is satisfied, such treatment is adopted.

6. Consumption tax, etc.

Tax excluded method is used for treatment of consumption tax and local consumption tax.

Additional Information

Pro Forma Standard taxation:

Upon promulgation of "Law to Partially Amend Local Tax Law, etc" (Law No. 9 of 2003) on March 31, 2003 and introduction of a pro forma standard taxation system as from the business year beginning on and after April 1, 2004, the Company started to record the value-added portion and capital portion of corporate enterprise tax as general administrative and selling expenses, in accordance with "Practical Treatment of Provision in Income Statement of Pro Forma Standard Taxation of Corporate Enterprise Tax" (Corporate Accounting Council, Practice Report No. 12, February 13, 2004)". As a result, selling, general and administrative expenses increased by 548 million yen while operating income, ordinary income and net income before tax decreased by 548 million yen.

Stock Exchange:

The Company, Toyota Corolla Gifu Co., Ltd., Gifu Hino Motor Co., Ltd., Netz Toyota Gifu Co., Ltd. and Nets Toyota Centro Gifu Co. Ltd. made a resolution at their respective meeting of the board of directors held on November 24, 2004 that Toyota Corolla Gifu Co., Ltd. and the other three companies become wholly-owned subsidiaries of the Company by means of stock exchange as of October 1, 2005, and entered into a Memorandum on Stock Exchange by and among them.

Notes to Balance Sheet

1. Short-term monetary claims to subsidiaries: 1,147 million yen
   Long-term monetary claims to subsidiaries: 2,659 million yen
   Short-term monetary liabilities to subsidiaries: 7,914 million yen
2. Accumulated depreciation of tangible fixed assets: 116,214 million yen
3. Accumulated amount of advanced depreciation by reduction of book value of assets based on subsidies: 625 million yen
4. Notes endorsed: 4,164 million yen
   Liabilities for guarantee: 1,071 million yen
   (after deducting the reserve for loss from liabilities for guarantee)
   Submission of a letter of awareness concerning management advisory services:
   111 million yen (including denominated in 3,209 thousand Malaysia Rinngit)
5. Amount of retirement benefit obligations, etc.
   Retirement benefit obligations: 36,160 million yen
   Unrecognized past service obligations: 2,546 million yen
   Unrecognized difference arising from actuarial computations: 1,342 million yen
6. Net assets provided for in Article 124, Item 3 of the Commercial Code Enforcement Regulations: 4,408 million yen

Notes to Income Statement

1. Transactions with subsidiaries:
   Operating income 18,888 million yen
   Operating expenses 61,486 million yen
   Turnover from non-operating transactions 1,276 million yen
2. Current net earnings per share 23.07 yen

(TRANSLATION)

## Balance Sheet for Gifu Hino Motor Co., Ltd.
(As of March 31, 2005)

| Account title | Amount | Account title | Amount |
|---|---|---|---|
| | Thousands of yen | | Thousands of yen |
| (Assets) | | (Liabilities) | |
| Current Assets | 14,576,247 | Current Liabilities | 7,506,303 |
| Cash on hand and in banks | 7,073,988 | Notes payable-trade | 1,155,121 |
| Notes receivable | 2,940,707 | Accounts payable-trade | 5,326,880 |
| Accounts receivable-trade | 2,087,564 | Accounts payable-other | 83,223 |
| Goods | 1,620,054 | Accrued corporate tax | 185,852 |
| Work in process | 18,562 | Accrued consumption tax | 70,271 |
| Supplies | 3,290 | Accrued expenses | 83,107 |
| Accrued revenue | 557,787 | Deposit received | 177,354 |
| Deferred tax assets | 98,328 | Reserve for bonus | 170,500 |
| Short-term loans receivable | 207,346 | Reserve for unrealized profit in installment sales | 62,858 |
| Other current assets | 2,718 | Notes payable for equipment | 118,057 |
| Reserve for doubtful accounts | -34,100 | Other current liabilities | 73,075 |
| Fixed Assets | 11,539,988 | Fixed Liabilities | 1,359,522 |
| Tangible fixed assets | 9,919,177 | Reserve for retirement benefits to employees | 217,294 |
| Buildings | 2,221,103 | Reserve for retirement benefits for officers | 197,600 |
| Structures | 367,046 | Deferred tax liabilities for revaluation | 924,908 |
| Machinery and equipment | 94,333 | Deposits received for guarantee | 19,720 |
| Leased vehicles | 670,911 | Total Liabilities | 8,865,825 |
| Vehicles | 48,149 | (Shareholders' Equity) | |
| Tools, furniture and fixture | 54,333 | Capital stock | 4,722,500 |
| Land | 6,463,299 | Capital surplus | 4,800,740 |
| Intangible fixed assets | 156,746 | Legal capital reserve | 4,800,740 |
| Leasehold rights | 149,790 | Retained earnings | 8,014,203 |
| Telephone subscription rights | 5,932 | Legal reserve | 379,479 |
| Software | 967 | Voluntary reserve | 7,330,000 |
| Other intangible fixed assets | 56 | General reserve | 7,330,000 |
| Investments and other assets | 1,464,064 | Unappropriated retained earnings | 304,724 |
| Investment securities | 639,582 | Variance from valuation of land | -298,810 |
| Investments in subsidiaries | 168,424 | Variance from valuation of shares | 47,778 |
| Investment in subsidiary partnership | 85,950 | Treasury stock | -36,000 |

| | | | |
|---|---|---|---|
| Long-term loans receivable | 9,696 | | |
| Long-term prepaid expenses | 3,779 | | |
| Guaranty money deposited | 11,619 | | |
| Deferred tax assets | 450,642 | | |
| Other investments | 336,484 | | |
| Reserve for doubtful accounts | -242.114 | Total Shareholders' Equity | 17,250,411 |
| Total Assets | 26,116,236 | Total liabilities and Shareholders' equity | 26,116,236 |

(TRANSLATION)

# Income Statement for Gifu Hino Motor Co., Ltd.
(From April 1, 2004 to March 31, 2005)

| Account title | | | Amount | |
|---|---|---|---|---|
| | | | Thousands of yen | Thousands of yen |
| Ordinary Income and Expenses | Operating income and expenses | Operating income | | |
| | | Sales | 24,278,192 | |
| | | Commission income | 178,445 | |
| | | Income from real estate lease | 196,043 | 24,652,681 |
| | | Operating expenses | | |
| | | Cost of sales | 22,000,352 | |
| | | Cost of real estate lease | 149,198 | |
| | | Selling, general and administrative expenses | 2,100,267 | 24,249,818 |
| | | Reversal of reserve for unrealized profit in installment sales | | 42,374 |
| | | Provision for unrealized profit in installment sales | | 29,988 |
| | | Operating income | | 415,248 |
| | Non-operating income and expenses | Non-operating income | | |
| | | Interest and dividends received . | 77,874 | |
| | | Other non-operating income | 68,471 | 146,345 |
| | | Non-operating expenses | | |
| | | Other non-operating expenses | 127 | 127 |
| | Ordinary income | | | 561,466 |
| Extraordinary Items | | Extraordinary income | | |
| | | Profit on disposition of fixed assets | 61,469 | |
| | | Profit on disposition of investment securities | 13,572 | |
| | | Profit on reversal of reserve for doubtful accounts | 70,234 | 145,276 |
| | | Extraordinary loss | | |
| | | Loss on disposition of fixed assets | 9,776 | 9,776 |
| | | Current net income before tax | | 696,966 |
| | | Income, resident and enterprise tax | | 146,918 |
| | | Adjustment for tax | | 75,220 |
| | | Current net income | | 474,827 |
| | | Retained earnings brought forward | | 56,796 |
| | | Reversal of variance from revaluation of land | | -197,862 |

(TRANSLATION)

| | | | |
|---|---|---|---|
| | Interim dividends | | 29,036 |
| | Current unappropriated retained earnings | | 304,724 |

(TRANSLATION)

(Notes to Balance Sheet and Income Statement for Gifu Hino Motor Co., Ltd.)

Significant Accounting Policies

1. Valuation standards and methods for securities

Shares of subsidiaries and affiliates: stated at cost based on the moving average method

Other securities:

Securities whose market price is quoted: market value method based on the market price, etc. as of the end of the fiscal year (all of the variances resulting from the valuation are directly incorporated into capital, and the cost of the securities at the time of their sale is calculated using the moving average method)

Securities whose market price is not quoted: stated at cost based on the moving average method

Securities are classified in accordance with "Accounting Standards for Financial Products".

2. Valuation standards and methods for inventories

| | |
|---|---|
| Goods (vehicles), work in process | specific-order cost method |
| Goods (parts), supplies | stated at cost based on the moving average method |

3. Depreciation method for fixed assets

Tangible fixed assets: declining balance method

For buildings, excluding attachment, acquired on and after April 1, 1998, straight line method is adopted

Intangible fixed assets: straight line method

The software used by the Company is depreciated by straight line method over the number of useful years for internal use (five years)

4. Basis for recording of reserves

Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

Reserve for bonus: To prepare for payments of bonuses to employees, a reserve is provided based on the projected payments.

Reserve for retirement benefits for employees: To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefit obligations as of the end of the current fiscal year.
The difference arising from change in accounting standard is disposed as expenses in equal installments over five years.
The difference arising from actuarial computations is amortized and disposed as expenses in the subsequent fiscal years using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (five years).

Reserve for retirement benefit for officers: To prepare for payments of retirement benefits to officers, a reserve is provided based on the required payment amount as of the end of year in accordance with by-laws.
This reserve is a reserve provided for in Article 43 of the Commercial Code Enforcement Regulations

5. Lease transactions

Financing lease transactions, other than those in which ownership of the leased assets is deemed to transfer to the lessee, are recorded based on the same accounting method as is used for normal rental transactions.

6. Basis for recording of revenue

Revenue on installment sales is provided in accordance with installment basis.

7. Consumption tax, etc.

Tax excluded method is used for treatment of consumption tax and local consumption tax.

8. Revaluation of land

Pursuant to the Law on Revaluation of Land (Law No. 34 promulgated on March 31, 1998, latest amendment on March 31, 2001), land for business purpose is revaluated.

Method of revaluation:
Using standard taxable value of land-holding tax set forth in Article 2, Item 2 of the Enforcement Ordinance of the Law on Revaluation of Land (Ordinance No. 119 of March 31, 1998) as reasonably adjusted
Date of revaluation: March 31, 2002
Difference between the year-end market value of the revaluated land and the book value after revaluation: 1,344,296 thousand yen

Additional Information

The Company, Seino Transportation Co., Ltd., Toyota Corolla Gifu Co., Ltd., Netz Toyota Gifu Co., Ltd. and Nets Toyota Centro Gifu Co. Ltd. made a resolution at their respective meeting of the board of directors held on November 24, 2004 that the Company and the other three companies become wholly-owned subsidiaries of Seino Transportation Co., Ltd. by means of stock exchange as of October 1, 2005, and entered into a Memorandum on Stock Exchange by and among them.

Notes to Balance Sheet

1. In addition to the fixed assets recorded on the balance sheet, safety inspection equipment, vehicles and computers are used under lease contracts.
2. Accumulated depreciation of tangible fixed assets: 5,547,387 thousand yen
3. Claims and liabilities to subsidiaries
   Short-term monetary claims to subsidiaries: 242,929 thousand yen
   Short-term monetary liabilities to subsidiaries: 62,407 thousand yen
4. Amount of retirement benefit obligations, etc.
   Retirement benefit obligations: 1,379,458 thousand yen
   Plan assets (market value): 1,097,128 thousand yen
   Unrecognized difference arising from actuarial computations:
   65,036 thousand yen
5. Liabilities for guarantee
   Amount equal to notes endorsed: 399,212 thousand yen
6. Net assets provided for in Article 124, Item 3 of the Commercial Code Enforcement Regulations: 47,778 thousand yen

Notes to Income Statement

1. Transactions with subsidiaries:

Operating income 583,947 thousand yen
Operating expenses 479,438 thousand yen
Turnover from non-operating transactions 11,235 thousand yen

2. Current net earnings per share 78.37 yen

(TRANSLATION)

# Balance Sheet for Nets Toyota Gifu Co., Ltd.
(As of March 31, 2005)

| Account title | Amount | Account title | Amount |
|---|---|---|---|
| | Thousands of yen | | Thousands of yen |
| (Assets) | | (Liabilities) | |
| Current Assets | 7,437,761 | Current Liabilities | 4,354,026 |
| Cash on hand and in banks | 500,612 | Notes payable-trade | 373,206 |
| Notes receivable | 69,949 | Accounts payable-trade | 1,874,451 |
| Accounts receivable in installment sales | 4,572,768 | Short-term loans payable | 500,000 |
| Accounts receivable-trade | 1,140,711 | Accounts payable-other | 275,741 |
| New cars | 477,497 | Accrued corporate tax | 160,197 |
| Used cars | 239,791 | Accrued consumption tax | 210,610 |
| Parts | 35,312 | Accrued enterprise tax | 2,423 |
| Other goods | 2,380 | Accrued expenses | 21,033 |
| Supplies | 4,039 | Deposit received | 177,244 |
| Prepaid expenses | 25,655 | Advance received | 54,943 |
| Accrued revenue | 262,217 | Reserve for bonus | 165,400 |
| Deferred tax assets | 104,757 | Reserve for unrealized profit in installment sales | 535,093 |
| Other current assets | 3,360 | Other current liabilities | 3,679 |
| Reserve for doubtful accounts | -1,292 | Fixed Liabilities | 465,576 |
| Fixed Assets | 4,302,206 | Reserve for retirement benefits to employees | 465,576 |
| Tangible fixed assets | 3,557,655 | Total Liabilities | 4,819,602 |
| Buildings | 888,415 | (Shareholders' Equity) | |
| Structures | 139,242 | Capital stock | 290,250 |
| Machinery and equipment | 72,845 | Capital surplus | 230,250 |
| Leased vehicles | 670 | Legal capital reserve | 230,250 |
| Vehicles | 141,448 | Retained earnings | 6,160,296 |
| Tools, furniture and fixture | 20,864 | Legal reserve | 72,562 |
| Land | 2,290,168 | Voluntary reserve | 5,590,000 |
| Construction in progress | 4,000 | General reserve | 5,590,000 |
| Intangible fixed assets | 79,227 | Unappropriated retained earnings | 497,733 |
| Leasehold rights | 70,156 | Variance from valuation of shares | 239,568 |
| Telephone subscription rights | 8,041 | Variance from valuation of securities | 239,568 |
| Other intangible fixed assets | 1,030 | | |
| Investments and other assets | 665,322 | | |
| Investment securities | 444,633 | | |
| Investments in subsidiary | 750 | | |

| | | | |
|---|---|---|---|
| partnership | | | |
| Deferred tax assets | 38,707 | | |
| Other investments | 184,982 | | |
| Reserve for doubtful accounts | -3,750 | Total Shareholders' Equity | 6,920,364 |
| Total Assets | 11,739,967 | Total Liabilities and Shareholders' Equity | 11,739,967 |

# Income Statement for Nets Toyota Gifu Co., Ltd.
(From April 1, 2004 to March 31, 2005)

| Account title | | Amount | |
|---|---|---|---|
| | | Thousands of yen | Thousands of yen |
| Ordinary Income and Expenses | Operating income and expenses | | |
| | Operating income | | |
| | Sales | 18,382,780 | |
| | Commission income | 976,653 | 19,359,434 |
| | Operating expenses | | |
| | Cost of sales | 15,407,589 | |
| | Selling, general and administrative expenses | 3,399,760 | 18,807,350 |
| | Reversal of reserve for unrealized profit in installment sales | | 500,128 |
| | Provision for unrealized profit in installment sales | | 535,093 |
| | Operating income | | 517,120 |
| | Non-operating income and expenses | | |
| | Non-operating income | | |
| | Interest and dividends received | 263,971 | |
| | Other income | 36,554 | 300,526 |
| | Non-operating expenses | | |
| | Interest paid | 3,940 | |
| | Other expenses | 8,738 | 12,678 |
| | Ordinary income | | 804,967 |
| Extraordinary Items | Extraordinary loss | | |
| | Other extraordinary loss | 11,550 | 11,550 |
| | Current net income before tax | | 793,417 |
| | Income, resident and enterprise tax | | 350,500 |
| | Adjustment for tax | | -39,497 |
| | Current net income | | 482,415 |
| | Retained earnings brought forward | | 15,318 |
| | Current unappropriated retained earnings | | 497,733 |

(Notes to Balance Sheet and Income Statement for Nets Toyota Gifu Co., Ltd.)

Significant Accounting Policies

1. Valuation standards and methods for securities

Other securities:

Securities whose market price is quoted: market value method based on the market price, etc. as of the end of the fiscal year (all of the variances resulting from the valuation are directly incorporated into capital, and the cost of the securities at the time of their sale is calculated using the moving average method)

Securities whose market price is not quoted: stated at cost based on the moving average method

2. Valuation standards and methods for inventories

Goods, work in process specific-order cost method

Parts, supplies stated at cost based on the moving average method

3. Depreciation method for fixed assets

Tangible fixed assets: declining balance method

For buildings, excluding attachment, acquired on and after April 1, 1998, straight line method is adopted

Intangible fixed assets: straight line method

The software used by the Company is depreciated by straight line method over the number of useful years for internal use (five years)

4. Basis for recording of reserves

(1) Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

(2) Reserve for bonus: To prepare for payments of bonuses to employees, a reserve is provided based on the projected payments.

(3) Reserve for retirement benefits for employees: To prepare for payments of

retirement benefits to employees, a reserve is provided based on the projected retirement benefit obligations as of the end of the current fiscal year.

The difference arising from actuarial computations is amortized and disposed as expenses in the subsequent fiscal years using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (10 years).

5. Basis for recording of revenue

Revenue on installment sales is provided in accordance with installment basis.

6. Consumption tax, etc.

Tax excluded method is used for treatment of consumption tax and local consumption tax.

Additional Information

The Company, Seino Transportation Co., Ltd., Toyota Corolla Gifu Co., Ltd., Gifu Hino Motor Co., Ltd. and Nets Toyota Centro Gifu Co. Ltd. made a resolution at their respective meeting of the board of directors held on November 24, 2004 that the Company and the other three companies become wholly-owned subsidiaries of Seino Transportation Co., Ltd. by means of stock exchange as of October 1, 2005, and entered into a Memorandum on Stock Exchange by and among them.

Notes to Balance Sheet

1. Accumulated depreciation of tangible fixed assets: 2,158,420 thousand yen
2. Assets provided as security and corresponding obligations
   Buildings, land: 273,808 thousand yen
   Short-term loans payable: 122,000 thousand yen
3. Net assets provided for in Article 124, Item 3 of the Commercial Code Enforcement Regulations: 239,568 thousand yen
4. Amount of retirement benefit obligations, etc.
   Retirement benefit obligations: 570,583 thousand yen
   Unrecognized difference arising from actuarial computations: 105,006 thousand yen

Notes to Income Statement

Current net earnings per share 3,216.10 yen

## Balance Sheet for Nets Toyota Gifu Co., Ltd.
(As of March 31, 2004)

| Account title | Amount | Account title | Amount |
|---|---|---|---|
| | Thousands of yen | | Thousands of yen |
| (Assets) | | (Liabilities) | |
| Current Assets | 7,099,639 | Current Liabilities | 4,563,518 |
| Cash on hand and in banks | 329,063 | Notes payable-trade | 392,262 |
| Notes receivable | 58,071 | Accounts payable-trade | 1,732,901 |
| Accounts receivable in installment sales | 4,548,348 | Short-term loans payable | 400,000 |
| Accounts receivable-trade | 1,092,042 | Accounts payable-other | 289,998 |
| New cars | 446,760 | Accrued corporate tax | 213,715 |
| Used cars | 204,624 | Accrued consumption tax | 191,558 |
| Parts | 31,776 | Accrued enterprise tax | 2,450 |
| Other goods | 2,081 | Accrued expenses | 21,299 |
| Supplies | 4,837 | Deposit received | 141,234 |
| Prepaid expenses | 16,563 | Advance received | 40,510 |
| Short-term loans receivable | 760 | Reserve for bonus | 179,894 |
| Accrued revenue | 255,174 | Reserve for unrealized profit in installment sales | 957,694 |
| Deferred tax assets | 108,804 | Fixed Liabilities | 420,665 |
| Other current assets | 3,112 | Reserve for retirement benefits to employees | 420,527 |
| Reserve for doubtful accounts | -2,381 | Deferred tax liabilities | 137 |
| Fixed Assets | 4,335,474 | Total Liabilities | 4,984,184 |
| Tangible fixed assets | 3,590,534 | (Shareholders' Equity) | |
| Buildings | 939,613 | Capital stock | 290,250 |
| Structures | 124,404 | Capital surplus | 230,250 |
| Machinery and equipment | 75,352 | Legal capital reserve | 230,250 |
| Leased vehicles | 1,980 | Retained earnings | 5,697,980 |
| Vehicles | 136,402 | Legal reserve | 72,562 |
| Tools, furniture and fixture | 22,612 | Voluntary reserve | 5,060,000 |
| Land | 2,290,168 | General reserve | 5,060,000 |
| Intangible fixed assets | 74,985 | Unappropriated retained earnings | 565,418 |
| Leasehold rights | 65,700 | Variance from valuation of shares | 232,448 |
| Telephone subscription rights | 8,041 | Variance from valuation of securities | 232,448 |
| Other intangible fixed assets | 1,243 | | |
| Investments and other assets | 669,954 | | |
| Investment securities | 432,813 | | |

| | | | |
|---|---|---|---|
| Investments in subsidiary partnership | 750 | | |
| Other investments | 236,390 | Total Shareholders' Equity | 6,450,929 |
| Total Assets | 11,435,114 | Total Liabilities and Shareholders' Equity | 11,435,114 |

(TRANSLATION)

# Income Statement for Nets Toyota Gifu Co., Ltd.
(From April 1 2003 to March 31, 2004 )

| Account title | | Amount | |
|---|---|---|---|
| | | Thousands of yen | Thousands of yen |
| Ordinary Income and Expenses | Operating income and expenses | | |
| | Operating income | | |
| | Sales | 19,480,199 | |
| | Commission income | 1,325,655 | 20,805,854 |
| | Operating expenses | | |
| | Cost of sales | 16,295,572 | |
| | Selling, general and administrative expenses | 3,483,636 | 19,779,208 |
| | Reversal of reserve for unrealized profit in installment sales | | 838,846 |
| | Provision for unrealized profit in installment sales | | 957,694 |
| | Operating income | | 907,797 |
| | Non-operating income and expenses | | |
| | Non-operating income | | |
| | Interest and dividends received | 6,443 | |
| | Other income | 67,895 | 74,339 |
| | Non-operating expenses | | |
| | Interest paid | 1,990 | |
| | Other expenses | 13,471 | 15,462 |
| | Ordinary income | | 966,674 |
| Extraordinary Items | Extraordinary loss | | |
| | Other extraordinary loss | 8,500 | 8,500 |
| | Current net income before tax | | 958,174 |
| | Income, resident and enterprise tax | | 407,850 |
| | Adjustment for tax | | -1,220 |
| | Current net income | | 551,544 |
| | Retained earnings brought forward | | 13,874 |
| | Current unappropriated retained earnings | | 565,418 |

(Notes to Balance Sheet and Income Statement for Nets Toyota Gifu Co., LTd.)

Significant Accounting Policies

1. Valuation standards and methods for securities

Other securities:

Securities whose market price is quoted: market value method based on the market price, etc. as of the end of the fiscal year (all of the variances resulting from the valuation are directly incorporated into capital, and the cost of the securities at the time of their sale is calculated using the moving average method)

Securities whose market price is not quoted: stated at cost based on the moving average method

2. Valuation standards and methods for inventories

| | |
|---|---|
| Goods, work in process | specific-order cost method |
| Parts, supplies | stated at cost based on the moving average method |

3. Depreciation method for fixed assets

Tangible fixed assets: declining balance method

For buildings, excluding attachment, acquired on and after April 1, 1998, straight line method is adopted

Intangible fixed assets: straight line method

The software used by the Company is depreciated by straight line method over the number of useful years for internal use (five years)

4. Basis for recording of reserves

(1) Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

(2) Reserve for bonus: To prepare for payments of bonuses to employees, a reserve is provided based on the projected payments.

(3) Reserve for retirement benefits for employees: To prepare for payments of

retirement benefits to employees, a reserve is provided based on the projected retirement benefit obligations as of the end of the current fiscal year.

The difference arising from actuarial computations is amortized and disposed as expenses in the subsequent fiscal years using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (10 years).

5. Basis for recording of revenue

Revenue on installment sales is provided in accordance with installment basis.

6. Consumption tax, etc.

Tax excluded method is used for treatment of consumption tax and local consumption tax.

Notes to Balance Sheet

1. Accumulated depreciation of tangible fixed assets: 2,049,059 thousand yen
2. Net assets provided for in Article 124, Item 3 of the Commercial Code Enforcement Regulations: 232,448 thousand yen
3. Amount of retirement benefit obligations, etc.

   Retirement benefit obligations: 666,154 thousand yen

   Unrecognized difference arising from actuarial computations: 245,626 thousand yen

Notes to Income Statement

Current net earnings per share 3,676.96 yen

# Balance Sheet for Nets Toyota Centro Gifu Co., Ltd.
(As of March 31, 2005)

| Account title | Amount | Account title | Amount |
|---|---|---|---|
| | Thousands of yen | | Thousands of yen |
| (Assets) | | (Liabilities) | |
| Current Assets | 4,778,194 | Current Liabilities | 4,394,179 |
| Cash on hand and in banks | 485,034 | Notes payable-trade | 302,100 |
| Notes receivable | 174,025 | Accounts payable-trade | 1,362,587 |
| Accounts receivable in installment sales | 3,011,596 | Short-term loans payable | 1,730,000 |
| Accounts receivable-trade | 479,707 | Accounts payable-other | 227,686 |
| New cars | 265,035 | Accrued corporate tax | 32,200 |
| Used cars | 75,075 | Accrued consumption tax | 17,276 |
| Parts | 53,327 | Advance received | 75,459 |
| Supplies | 6,946 | Deposit received | 61,890 |
| Other goods | 2,364 | Reserve for bonus | 105,000 |
| Prepaid expenses | 27,048 | Reserve for unrealized profit in installment sales | 343,035 |
| Accrued revenue | 151,790 | Other current liabilities | 136,942 |
| Deferred tax assets | 51,098 | Fixed Liabilities | 96,612 |
| Other current assets | 311 | Reserve for retirement benefits to employees | 70,412 |
| Reserve for doubtful accounts | -5,169 | Reserve for retirement benefits to officers | 26,200 |
| Fixed Assets | 2,825,819 | Total Liabilities | 4,490,791 |
| Tangible fixed assets | 2,501,125 | (Shareholders' Equity) | |
| Buildings | 952,557 | Capital stock | 463,750 |
| Structures | 105,853 | Capital surplus | 426,250 |
| Machinery and equipment | 48,200 | Legal capital reserve | 426,250 |
| Vehicles | 65,839 | Retained earnings | 2,223,222 |
| Tools, furniture and fixture | 15,230 | Legal reserve | 22,375 |
| Land | 1,313,443 | Voluntary reserve | 2,014,000 |
| Intangible fixed assets | 123,362 | General reserve | 2,014,000 |
| Utility rights | 123,312 | Unappropriated retained earnings | 186,847 |
| Software | 50 | | |
| Investments and other assets | 201,331 | | |
| Investment securities | 3,800 | | |
| Deferred tax assets | 36,773 | | |
| Other investments | 160,758 | Total Shareholders' Equity | 3,113,222 |
| Total Assets | 7,604,013 | Total Liabilities and Shareholders' Equity | 7,604,013 |

## Income Statement for Nets Toyota Centro Gifu Co., Ltd.
(From April 1, 2004 to March 31, 2005)

| Account title | | | Amount | |
|---|---|---|---|---|
| | | | Thousands of yen | Thousands of yen |
| Ordinary Income and Expenses | Operating income and expenses | Operating income | | |
| | | Sales | 9,632,318 | |
| | | Commission income | 519,751 | 10,152,070 |
| | | Operating expenses | | |
| | | Cost of sales | 8,069,782 | |
| | | Selling, general and administrative expenses | 2,057,622 | 10,127,404 |
| | | Reversal of reserve for unrealized profit in installment sales | | 322,843 |
| | | Provision for unrealized profit in installment sales | | 343,035 |
| | | Operating income | | 4,473 |
| | Non-operating income and expenses | Non-operating income | | |
| | | Interest and dividends received | 484 | |
| | | Interest in installment | 183,469 | |
| | | Other non-operating income | 32,653 | 216,608 |
| | | Non-operating expenses | | |
| | | Interest paid | 9,299 | |
| | | Other non-operating expenses | 18,786 | 28,085 |
| | Ordinary income | | | 192,996 |
| Extraordinary Items | | Extraordinary income | | |
| | | Profit on disposition of fixed assets | 99,377 | 99,377 |
| | | Extraordinary loss | | |
| | | Loss on retirement of fixed assets | 11,761 | 11,761 |
| | | Current net income before tax | | 280,611 |
| | | Income, resident and enterprise tax | | 104,933 |
| | | Adjustment for tax | | -2,594 |
| | | Current net income | | 178,273 |
| | | Retained earnings brought forward | | 8,573 |
| | | Current unappropriated retained earnings | | 186,847 |

(Notes to Balance Sheet and Income Statement for Nets Toyota Centro Gifu Co., Ltd.)

Significant Accounting Policies

1. Valuation standards and methods for securities
   Other securities:
      Securities whose market price is not quoted: stated at cost based on the moving average method

2. Valuation standards and methods for inventories
   Goods, work in process — specific-order cost method
   Parts, supplies — stated at cost based on the moving average method

3. Depreciation method for fixed assets
   Tangible fixed assets: declining balance method
      For buildings, excluding attachment, acquired on and after April 1, 1998, straight line method is adopted.
      Small-sum depreciable assets are depreciated in equal installments over three years.
   Intangible fixed assets: straight line method
      The software used by the Company is depreciated by straight line method over the number of useful years for internal use (five years).

4. Basis for recording of reserves
   (1) Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

   (2) Reserve for bonus: To prepare for payments of bonuses to employees, a reserve is provided based on the projected payments.

   (3) Reserve for retirement benefits to employees: To prepare for payments of retirement benefits to employees, a reserve is provided based on the required payment amount for retirement for personal reason as of the end of the

current fiscal year.

(4) Reserve for retirement benefit for officers: To prepare for payments of retirement benefits to officers, a reserve is provided based on the required payment amount as of the end of year in accordance with by-laws.
This reserve is a reserve provided for in Article 43 of the Commercial Code Enforcement Regulations

5. Basis for recording of revenue

Revenue on installment sales is provided in accordance with installment basis.

6. Consumption tax, etc.

Tax excluded method is used for treatment of consumption tax and local consumption tax.

Additional Information

The Company, Seino Transportation Co., Ltd., Toyota Corolla Gifu Co., Ltd., Gifu Hino Motor Co., Ltd. and Netz Toyota Gifu Co., Ltd. made a resolution at their respective meeting of the board of directors held on November 24, 2004 that the Company and the other three companies become wholly-owned subsidiaries of Seino Transportation Co., Ltd. by means of stock exchange as of October 1, 2005, and entered into a Memorandum on Stock Exchange by and among them.

Notes to Balance Sheet

Accumulated depreciation of tangible fixed assets: 1,289,256 thousand yen

Notes to Income Statement

Current net earnings per share 1,371.34 yen

# Balance Sheet for Nets Toyota Centro Gifu Co., Ltd.
(As of March 31, 2004)

| Account title | Amount | Account title | Amount |
|---|---|---|---|
| | Thousands of yen | | Thousands of yen |
| (Assets) | | (Liabilities) | |
| Current Assets | 4,778,927 | Current Liabilities | 4,416,533 |
| Cash on hand and in banks | 363,901 | Notes payable-trade | 189,730 |
| Notes receivable | 266,130 | Accounts payable-trade | 1,134,107 |
| Accounts receivable in installment sales | 2,893,302 | Short-term loans payable | 2,220,000 |
| Accounts receivable-trade | 558,011 | Accounts payable-other | 142,146 |
| New cars | 277,362 | Accrued corporate tax | 79,091 |
| Used cars | 110,996 | Accrued consumption tax | 5,121 |
| Parts | 44,149 | Advance received | 14,505 |
| Supplies | 4,558 | Deposit received | 66,329 |
| Other goods | 1,994 | Reserve for bonus | 105,000 |
| Prepaid expenses | 25,534 | Reserve for unrealized profit in installment sales | 322,843 |
| Accrued revenue | 177,397 | Other current liabilities | 137,658 |
| Deferred tax assets | 58,954 | Fixed Liabilities | 70,751 |
| Other current assets | 598 | Reserve for retirement benefits to employees | 51,151 |
| Reserve for doubtful accounts | -3,962 | Reserve for retirement benefits to officers | 19,600 |
| Fixed Assets | 2,659,366 | Total Liabilities | 4,487,285 |
| Tangible fixed assets | 2,373,280 | (Shareholders' Equity) | |
| Buildings | 829,739 | Capital stock | 463,750 |
| Structures | 92,526 | Capital surplus | 426,250 |
| Machinery and equipment | 40,006 | Legal capital reserve | 426,250 |
| Vehicles | 75,569 | Retained earnings | 2,061,008 |
| Tools, furniture and fixture | 18,273 | Legal reserve | 22,375 |
| Land | 1,317,165 | Voluntary reserve | 1,859,000 |
| Intangible fixed assets | 89,549 | General reserve | 1,859,000 |
| Utility rights | 89,412 | Unappropriated retained earnings | 179,633 |
| Software | 136 | | |
| Investments and other assets | 196,536 | | |
| Investment securities | 3,800 | | |
| Deferred tax assets | 26,322 | | |
| Other investments | 168,646 | | |
| Reserve for doubtful accounts | -2,232 | Total Shareholders' Equity | 2,951,008 |
| Total Assets | 7,438,293 | Total Liabilities and | 7,438,293 |

| | | | |
|---|---|---|---|
| | | Shareholders' Equity | |

(TRANSLATION)

# Income Statement for Nets Toyota Centro Gifu Co., Ltd.
## (From April 1, 2003 to March 31, 2004)

| Account title | | | Amount | |
|---|---|---|---|---|
| | | | Thousands of yen | Thousands of yen |
| Ordinary Income and Expenses | | Operating income | | |
| | | Sales | 11,039,116 | |
| | | Commission income | 473,811 | 11,512,928 |
| | | Operating expenses | | |
| | | Cost of sales | 9,226,210 | |
| | | Selling, general and administrative expenses | 2,091,907 | 11,318,118 |
| | | Reversal of reserve for unrealized profit in installment sales | | 335,244 |
| | | Provision for unrealized profit in installment sales | | 322,843 |
| | | Operating income | | 207,211 |
| | | Non-operating income | | |
| | | Interest and dividends received | 516 | |
| | | Interest in installment | 108,944 | |
| | | Other non-operating income | 26,019 | 135,481 |
| | | Non-operating expenses | | |
| | | Interest paid | 8,552 | |
| | | Other non-operating expenses | 10,494 | 19,046 |
| | | Ordinary income | | 323,645 |
| Extraordinary Items | | Extraordinary income | 11,058 | 11,058 |
| | | Profit on disposition of fixed assets | | |
| | | Extraordinary loss | | |
| | | Loss on retirement of fixed assets | 1,284 | |
| | | | 22,800 | 24,084 |
| | | Current net income before tax | | 310,619 |
| | | Income, resident and enterprise tax | | 167,702 |
| | | Adjustment for tax | | -28,762 |
| | | Current net income | | 171,678 |
| | | Retained earnings brought forward | | 7,954 |
| | | Current unappropriated retained earnings | | 179,633 |

(Notes to Balance Sheet and Income Statement for Nets Toyota Centro Gifu Co., Ltd.)

Significant Accounting Policies

1. Valuation standards and methods for securities

    Other securities:

    Securities whose market price is not quoted: stated at cost based on the moving average method

2. Valuation standards and methods for inventories

    Goods, work in process specific-order cost method

    Parts, supplies stated at cost based on the moving average method

3. Depreciation method for fixed assets

    Tangible fixed assets: declining balance method

    For buildings, excluding attachment, acquired on and after April 1, 1998, straight line method is adopted.

    Small-sum depreciable assets are depreciated in equal installments over three years.

    Intangible fixed assets: straight line method

    The software used by the Company is depreciated by straight line method over the number of useful years for internal use (five years).

4. Basis for recording of reserves

    (1) Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

    (2) Reserve for bonus: To prepare for payments of bonuses to employees, a reserve is provided based on the projected payments.

    (3) Reserve for retirement benefits for employees: To prepare for payments of retirement benefits to employees, a reserve is provided based on the required payment amount for retirement for personal reason as of the end of the

current fiscal year.

(4) Reserve for retirement benefit for officers: To prepare for payments of retirement benefits to officers, a reserve is provided based on the required payment amount as of the end of year in accordance with by-laws.
This reserve is a reserve provided for in Article 43 of the Commercial Code Enforcement Regulations

5. Basis for recording of revenue

Revenue on installment sales is provided in accordance with installment basis.

6. Consumption tax, etc.

Tax excluded method is used for treatment of consumption tax and local consumption tax.

Notes to Balance Sheet

Accumulated depreciation of tangible fixed assets: 1,310,705 thousand yen

Notes to Income Statement

Current net earnings per share 1,320.61 yen

(TRANSLATION)

Item 3.: Election of eleven (11) directors

In light of the expiration of terms of office of all incumbent directors at the close of the general meeting of shareholders, the Company proposes to elect the following eleven (11) candidates to directors.

| Name (Date of Birth) | Abridged Biographies (Representation of Other Companies) | No. of shares owned | Special Interest in the Company |
|---|---|---|---|
| Masami Ohashi (February 9, 1937) | Jan. '59 Joined the Company<br>July '75 Director/General Manager, Vehicles Dept.<br>Jan. '80 Director/General Manager, Sales Headquarters, New Car/Used Car Depts.<br>May '81 Managing Director/General Manager, Sales Headquarters<br>Feb. '85 Senior Managing Director/General Manager, Sales Headquarters<br>June '90 Director/Vice President/General Manager, Sales Headquarters<br>June '93 President/Representative Director<br>June '03 Chairman/Representative Director (currently holding the position)<br>(Representation of other companies)<br>Netz Toyota Gifu Co., Ltd., Netz Toyota Centro Co., Ltd., Toyota Home Gifu Co., Ltd., Jms Gifu Corporation | 2,921 | See Note 1 below. |
| Tadashi Ohno (March 30, 1940) | Feb. '68 Joined the Company<br>June '91 Director/General Manager, Used Car Dept.<br>June '99 Managing Director/General Manager, Sales Headquarters/ Used Car Dept.<br>July '99 Managing Director/Deputy General Manager, Sales Headquarters/Used Car/ Communications Business Depts.<br>Apr. '01 Managing Director/Deputy General Manager, Sales Headquarters/ U-Car/Communications Business Depts.<br>Oct. '01 Senior Managing | 1,459 | None |

| | | | | |
|---|---|---|---|---|
| | | Director/Deputy General Manager, Sales Headquarters/ U-Car/Communications Business Depts. | | |
| | Jan. '02 | Senior Managing Director/ General Manager, Sales Headquarters | | |
| | June '03 | President/Representative Director (currently holding the position) | | |
| Hiroyuki Taguchi (December 11, 1946) | Mar. '85 | Joined the Company | 1,459 | None |
| | June '91 | Director/General Manager, New Car Dept., East District | | |
| | Apr. '92 | Director/General Manager, New Car Dept. | | |
| | Oct. '94 | Director/General Manager, New Car/Operations & Project Depts. | | |
| | June '96 | Managing Director/Deputy General Manager, Sales Headquarters/Vehicles Headquarters (Imported Cars)/Operations & Project Depts. | | |
| | July '96 | Managing Director/Deputy General Manager, Sales Headquarters/Vehicles Headquarters/Operations & Project Depts. | | |
| | May '99 | Senior Managing Director/ General Manager, Sales Headquarters | | |
| | Jan. '02 | Senior Managing Director/ Deputy General Manager, Administration Headquarters | | |
| | June '03 | Senior Managing Director/ General Manager, Administration Headquarters | | |
| | May '04 | Senior Managing Director/General Manager, Sales Headquarters (currently holding the position) | | |
| Yoshinori Nagara (April 17, 1944) | Mar. '63 | Joined the Company | 1,459 | None |
| | June '91 | Director/General Manager, New Car Dept, West District | | |
| | July '96 | Director/General Manager, New Car Dept., West District/Communications Business | | |
| | July '99 | Director/General Manager, New Car Dept., West District/Lease Business | | |

| | | | | |
|---|---|---|---|---|
| | Dec. '00 | Director/General Manager, New Car Dept., West District/Imported Cars/Lease Business | | |
| | May '01 | Managing Director, New Car Dept., West District/ Imported Cars/Lease Business | | |
| | Jan. '02 | Managing Director, New Car Dept., West District/ Imported Cars | | |
| | Jan. '03 | Managing Director, Imported Cars | | |
| | May '04 | Managing Director/Deputy General Manager, Sales Headquarters (currently holding the position) | | |
| Hiroo Yokoyama (March 8, 1950) | Mar. '67 | Joined the Company | 584 | None |
| | May '95 | Head of No. 1 East Block/Branch Manager, Kagamihara Office | | |
| | Dec. '97 | General Manager, New Car Dept., Central District | | |
| | June '99 | Director/General Manager, Service Dept. | | |
| | Oct. '01 | Managing Director/Deputy General Manager, Sales Headquarters/Service Dept. | | |
| | Jan. '02 | Managing Director/Deputy General Manager, Sales Headquarters | | |
| | June '03 | Managing Director/General Manager, Sales Headquarters | | |
| | May '04 | Managing Director, Imported Cars (currently holding the position) | | |
| Yoshikazu Taguchi (March 1, 1938) | Nov. '69 | Director of the Company | 10,435 | See Note 2 below. |
| | July '87 | President/Representative Director, Seino Transportation Co., Ltd. | | |
| | June '94 | Chairman/Director of the Company | | |
| | June '03 | Chairman/Representative Director, Seino Transportation Co., Ltd. (currently holding the position) | | |
| | June '03 | Director of the Company (currently holding the position) | | |

| | | | |
|---|---|---|---|
| | (Representation of other companies)<br>Seino Transportation Co., Ltd., Hokkaido Seino Transportation Co., Ltd., Kanto Seino Transportation Co., Ltd., Tokai Seino Transportation Co., Ltd., Seino Customs Clearance Service Co., Ltd., Seino Tsu-un Transportation Co., Ltd., Shikoku Seino Transportation Co., Ltd., Okinawa Seino Transportation Co., Ltd., Seino Hikkoshi K.K., Seino Enterprise, Ltd., Seino Engineering Co., Ltd., Seino Information Service Co., Ltd., Seino Trading Co., Ltd., Toyota Home Gifu Co., Ltd., and Seino Do Brazil Armazens Gerais Ltda. | | |
| Yoshitaka Taguchi<br>(April 20, 1961) | Mar. '85 Joined Seino Transportation Co., Ltd.<br>July '89 Director<br>July '91 Managing Director<br>June '96 Senior Managing Director<br>Oct. '98 Vice President/Representative Director<br>June '99 Director of the Company (currently holding the position)<br>June '03 President/Representative Director, Seino Transportation Co., Ltd. (currently holding the position)<br>(Representation of other companies)<br>Seino Transportation Co., Ltd., Seino Logix Co., Ltd. | -- | See Note 3 below. |
| Takao Taguchi<br>(February 2, 1962) | July '92 Joined Gifu Hino Motor Co., Ltd.<br>June '95 Director<br>Apr. '96 Managing Director<br>June 97 Director of the Company (currently holding the position)<br>Apr. '98 Senior Managing Director, Gifu Hino Motor Co., Ltd.<br>June '99 Director of Gifu Hino Motor, and Director of Seino Transportation Co., Ltd.<br>Apr. '00 Managing Director of Seino Transportation<br>June '03 Senior Managing Director of Seino Transportation (currently holding the position) | 1,000 | None |
| Eiji Mizuho | Mar. '69 Joined the Company | 584 | None |

| | | | | |
|---|---|---|---|---|
| (February 12, 1951) | May '99<br>Dec. '00<br>June '01<br>Mar. '04 | General Manager, New Car Dept., East District<br>General Manager, New Car Dept., Central District<br>Director/General Manager, New Car Dept., Central District<br>Director/General Manager, Sales Dept., Central District (currently holding the position) | | |
| Masayuki Okabe<br>(January 2, 1945) | Mar. '76<br>Apr. '00<br>May '00<br>June '01<br>Jan. '02<br>Jan. '03<br>Mar. '04<br>June '04 | Joined the Company<br>General Manager, Vehicles Business Dept.<br>General Manager, New Car Dept.<br>Director/General Manager, New Car Dept.<br>Director/General Manager, New Car Dept./Lease/ Communications Business<br>Director/General Manager, Vehicles/Lease/Communications Business<br>Director/General Manager, Sales Dept.<br>Director/General Manager, General Affairs Dept. (currently holding the position) | -- | None |
| Toshinori Miyake<br>(October 1, 1954) | Apr. '77<br>Aug. '99<br>June '03 | Joined Tokyo Regional Taxation Bureau<br>Joined the Company/General Manager, Finance Dept.<br>Director/General Manager, Finance Dept. (currently holding the position) | -- | None |

1. Of the director candidates, Mr. Masami Ohashi concurrently holds positions of Chairman & Representative Director of Netz Toyota Gifu Co., Ltd. and Netz Toyota Centro Gifu Co., Ltd., and the Company has relationships with these companies for car sales and repair transactions, and there is a competitive relationship. Mr. Ohashi also concurrently holds the position of Chairman & Representative Director of Toyota Home Gifu Co., Ltd/, and the Company has relationship with the company for fixed asset and other transactions.
2. Of the director candidates, Mr. Yoshikazu Taguchi concurrently holds positions of Chairman & Representative Director of Seino Transportation Co., Ltd., and Representative Director of Toyota Home Gifu Co., Ltd., and the Company has relationships with these companies for vehicle, fixed asset, repair, transportation and other transactions.

3. Of the director candidates, Mr. Yoshitaka Taguchi concurrently holds the position of President & Representative Director of Seino Transportation Co., Ltd., and the Company has relationships with the company for vehicle, repair, transportation and other transactions.
4. Of the director candidates, Messrs. Yoshitaka Taguchi and Takao Taguchi are candidates for outside directors as set forth in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

(TRANSLATION)

[location map – omitted]

**Exhibit B**

English translation of the Current Report, dated November 24, 2004

(TRANSLATION)

# [Cover Page]

[Document to be filed] Current Report

[Addressee] Chief of Kanto Local Financial Bureau

[Date of filing] November 24, 2004

[Corporate name] Seino Transportation Co., Ltd.

[English Translation of the corporate name] Seino Transportation Co., Ltd.

[Name and title of the representative] Yoshitaka Taguchi, President and Representative Director

[Address of registered head office] 1, Taguchi-cho, Ogaki-shi, Gifu Prefecture

[Phone number] (0584)82-5023

[Administrative Personnel to Contact] Isao Murase, General Manager of Finance and IR Department

[Address of the nearest contact place] 8-13, Shiomi 2-chome, Koto-ku, Tokyo

[Contact phone number] (03)3699-4231

[Administrative Personnel to Contact] Masataka Nasuno, Managing Director (Eastern District and North Eastern District)

[The place to make available] Tokyo Stock Exchange, Inc.
(2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(3-17, Sakae 3-chome, Naka-ku, Nagoya)

(TRANSLATION)

1 [The reason for filing]

This company has resolved at our board of directors held on November 24, 2004, to implement Stock Exchange subject to Article 352 of the Commercial Code to make Toyota Corolla Gifu Co., Ltd., Gifu Hino Motor Co., Ltd, Netz Toyota Gifu Co., Ltd and Netz Toyota Centro Co., Ltd. (hereinafter, collectively "Toyota Corolla Gifu and Three Other Companies") wholly owned subsidiaries of this company and to execute the Memorandum on Stock Exchange as of the same date. Therefore, this company hereto files this current report subject to Article 24-5, Clause 4 of Securities Exchange Law and Article 19, Clause 2, Item 6-2 of the Cabinet Ordinance regarding disclosure of status of the corporation.

2 [The content to be reported]

(1) Name, address, name of representative, capitalization and business description of the counterparty to the said stock exchange

Corporate Name: Toyota Corolla Gifu Co., Ltd.
Address: 1-3, Rokujo-Omizu 4 chome, Gifu-shi, Gifu
Name of the representative: Masashi Ohno, President and Representative Director
Capitalization: 5,317 million yen (as of March 31, 2004)
Business description: Vehicle distributorship business etc.

Corporate Name: Gifu Hino Motor Co., Ltd.
Address: 57, Kita Uzura 5-chome, Gifu-shi, Gifu Prefecture
Name of the representative: Shigeo Mizuno, President and Representative Director
Capitalization: 4,722 million yen (as of March 31, 2004)
Business description: Vehicle sales and maintenance business etc.

Corporate Name: Netz Toyota Gifu Co., Ltd.
Address: 81, Ginan-cho Miyake 4-chome, Hashima-gun, Gifu Prefecture
Name of the representative: Isao Aimiya, President and Representative Director
Capitalization: 290 million yen (as of March 31, 2004)
Business description: Vehicle distributorship business etc.

Corporate Name: Netz Toyota Centro Gifu Co., Ltd.
Address: 57, Kita Uzura 5-chome, Gifu-shi, Gifu Prefecture

Name of the representative: Kunihiro Tahara, President and Representative Director
Capitalization: 463 million yen (as of March 31, 2004)
Business description: Vehicle distributorship business etc.

(2) The purpose of the said stock exchange

Seino Transportation Co., Ltd. (hereinafter, "Seino") has raised our holding ratio of voting rights of Toyota Corolla Gifu Co., Ltd. and Gifu Hino Motor Co., Ltd. which were equity-method affiliates of Seino to strengthen the management of subsidiaries and enhance consolidated accountings by means of tender offer bid in 2002. Seino has determined that Seino will be able to optimize and improve efficiency of the capitalization of entire group and make it possible to respond to changes in the business environment dynamically and flexibly by strengthening capital ties among entire group, which will lead to further improvements in the corporate value on a consolidated basis.

(3) The method of the said stock exchange and the description of the Memorandum of Stock Exchange

[The method of the said stock exchange]

For Seino to become a wholly parent company of Toyota Gifu Corolla and Three Other Companies and for Toyota Gifu Corolla and Three Other Companies to become wholly owned subsidiaries of Seino, those shares of each Toyota Gifu Corolla and Three Other Companies held by shareholders of each companies shall be transferred to Seino, and, at the same time, the shares of Seino which shall be issued at the stock exchange or which are owned by Seino shall be allotted to those shareholders of Toyota Corolla Gifu and Three Other Companies (excluding us) and become shareholders of Seino.

[The description of Memorandum of Stock Exchange]

The description of each of Memorandum of Stock Exchange executed on November 24, 2004 by us and each of Toyota Corolla Gifu and Three Other Companies are as follows:

(TRANSLATION)

# Memorandum of Stock Exchange

Seino Transportation Co., Ltd. ("Seino") and Toyota Corolla Gifu Co., Ltd. ("Toyota Corolla Gifu") have agreed to the basic terms and conditions with regard to achieve stock exchange and hereby execute this memorandum ("Memorandum").

Article 1 (Implementation of stock exchange)
Seino and Toyota Corolla Gifu will implement stock exchange (*Kabushiki-kokan*, in Japanese) making Seino a wholly parent company and Toyota Corolla Gifu a wholly owned subsidiary.

Article 2 (Date of stock exchange)
Date of stock exchange shall be October 1, 2005; provided, however, that the parties hereto may amend the date of stock exchange upon mutual discussion if it is required for the procedure of the stock exchange or other reasons.

Article 3 (General Meetings of shareholders for approval of stock exchange)
Seino and Toyota Corolla Gifu will seek approval of stock exchange agreement and other matters required for the respective stock exchange at the each general shareholders meeting which are to be held on June of 2005; provided, however, that the parties hereto may amend the terms and conditions upon mutual discussion if it is required for the procedures of the stock exchange or other reasons.

Article 4 (Stock Exchange Ratio)
Seino will allocate and deliver 1.68 shares of Seino's ordinary shares per shares of ordinary share of Toyota Corolla Gifu (shares of Seino will not be allocated to the shares of Toyota Corolla Gifu held by Seino); provided, however, that in case of any change in the asset or management status of any of the parties, the exchange ratio hereto may be amended through mutual discussion.

Article 5 (Execution of Stock Exchange Agreement)
Hereafter, terns and conditions of the stock exchange which is the object of this Memorandum will be agreed upon the mutual discussion on the details of stock exchange and the parties hereto will execute stock exchange agreement. The date of execution of stock exchange agreement will be around middle of May, 2005.

(TRANSLATION)

Article 6 (Management of Company Assets)
Seino and Toyota Corolla Gifu will execute its business and manage and operate its assets with the care of a good manager after the execution of this Memorandum hereof until the date of stock exchange, and any act which may materially affect any of its asset, rights and/or obligations will be subject to prior discussions and agreement between the both parties.

Article 7 (Termination of this Memorandum subject to the material adverse change)
Seino and/or Toyota Corolla Gifu may terminate this memorandum upon the mutual discussion and agreement in the event of the occurrence of material changes in assets or management status from the execution date of this Memorandum until the date of stock exchange.

Article 8 (Separation of this stock exchange)
The stock exchange between Seino and Toyota Corolla Gifu contemplated by this Memorandum will be separate and independent from the other stock exchange which might be taken place between Seino (as a wholly parent company) and the company other than Toyota Corolla Gifu, and will not be affected by such other stock exchange.

Article 9 (Discussion Matters)
Matters required for the stock exchange will be determined though discussions between Seino and Toyota Corolla Gifu in accordance with the purpose hereof.

IN WITNESS WHEREOF, this Memorandum has been executed in two (2) originals, one will be retained by each party.

November 24, 2004

Seino: Seino Transportation Co., Ltd.
1, Taguchi-cho, Ogaki-shi, Gifu Prefecture
Yoshitaka Taguchi
President and Representative Director

(TRANSLATION)

Toyota Corolla Gifu:

Toyota Corolla Gifu Co., Ltd.
1-3, Rokujo-Omizu 4 chome, Gifu-shi, Gifu Prefecture
Tadashi Ohno
President and Representative Director

(TRANSLATION)

# Memorandum of Stock Exchange

Seino Transportation Co., Ltd. ("Seino") and Gifu Hino Motor Co., Ltd. ("Gifu Hino") have agreed to the basic terms and conditions with regard to achieve stock exchange and hereby execute this memorandum ("Memorandum").

Article 1 (Execution of stock exchange)
Seino and Gifu Hino will implement stock exchange (*Kabushiki-kokan*, in Japanese) making Seino a wholly parent company and Gifu Hino a wholly owned subsidiary.

Article 2 (Date of stock exchange)
Date of stock exchange will be October 1, 2005; provided, however, that the parties hereto may amend the date of stock exchange upon mutual discussion if it is required for the procedure of the stock exchange or other reasons.

Article 3 (General Meetings of shareholders for approval of stock exchange)
Seino and Gifu Hino will seek approval of stock exchange agreement and other matters required for the respective stock exchange at the each general shareholders meeting which are to be held on June of 2005; provided, however, that the parties hereto may amend the terms and conditions upon mutual discussion if it is required for the procedures of the stock exchange or other reasons.

Article 4 (Stock Exchange Ratio)
Seino will allocate and deliver 1.11 shares of Seino's ordinary shares per shares of ordinary share of Gifu Hino (shares of Seino will not be allocated to the shares of Gifu Hino held by Seino); provided, however, that in case of any change in the asset or management status of any of the parties, the exchange ratio hereto may be amended through mutual discussion.

Article 5 (Execution of Stock Exchange Agreement)
Hereafter, terns and conditions of the stock exchange which is the object of this Memorandum will be agreed upon the mutual discussion on the details of stock exchange and the parties hereto will execute stock exchange agreement. The date of execution of stock exchange agreement will be around middle of May, 2005.

Article 6 (Management of Company Assets)

Seino and Gifu Hino will execute its business and manage and operate its assets with the care of a good manager after the execution of this Memorandum hereof until the date of stock exchange, and any act which may materially affect any of its asset, rights and/or obligations will be subject to prior discussions and agreement between the both parties.

Article 7 (Termination of this Memorandum subject to the material adverse change)
Seino and/or Gifu Hino may terminate this memorandum upon the mutual discussion and agreement in the event of the occurrence of material changes in assets or management status from the execution date of this Memorandum until the date of stock exchange.

Article 8 (Separation of this stock exchange)
The stock exchange between Seino and Gifu Hino contemplated by this Memorandum will be separate and independent from the other stock exchange which might be taken place between Seino (as a wholly parent company) and the company other than Gifu Hino, and will not be affected by such other stock exchange.

Article 9 (Discussion Matters)
Matters required for the stock exchange will be determined though discussions between Seino and Gifu Hino in accordance with the purpose hereof.

IN WITNESS WHEREOF, this Memorandum has been executed in two (2) originals, one will be retained by each party.

November 24, 2004

Seino: Seino Transportation Co., Ltd.
1, Taguchi-cho, Ogaki-shi, Gifu Prefecture
Yoshitaka Taguchi
President and Representative Director

(TRANSLATION)

Gifu Hino:

Gifu Hino Co., Ltd.
57, Kita Uzura 5-chome, Gifu-shi, Gifu Prefecture
Shigeo Mizuno
President and Representative Director

(TRANSLATION)

Memorandum of Stock Exchange

Seino Transportation Co., Ltd. ("Seino") and Netz Toyota Gifu Co., Ltd. ("Netz Toyota") have agreed to the basic terms and conditions with regard to achieve stock exchange and hereby execute this memorandum ("Memorandum").

Article 1 (Implementation of stock exchange)
Seino and Netz Toyota will implement stock exchange (*Kabushiki-kokan*, in Japanese) making Seino a wholly parent company and Netz Toyota a wholly owned subsidiary.

Article 2 (Date of stock exchange)
Date of stock exchange will be October 1, 2005; provided, however, that the parties hereto may amend the date of stock exchange upon mutual discussion if it is required for the procedure of the stock exchange or other reasons.

Article 3 (General Meetings of shareholders for approval of stock exchange)
Seino and Netz Toyota will seek approval of stock exchange agreement and other matters required for the respective stock exchange at the each general shareholders meeting which are to be held on June of 2005; provided, however, that the parties hereto may amend the terms and conditions upon mutual discussion if it is required for the procedures of the stock exchange or other reasons.

Article 4 (Stock Exchange Ratio)
Seino will allocate and deliver 27.80 shares of Seino's ordinary shares per shares of ordinary share of Netz Toyota (shares of Seino will not be allocated to the shares of Netz Toyota held by Seino); provided, however, that in case of any change in the asset or management status of any of the parties, the exchange ratio hereto may be amended through mutual discussion.

Article 5 (Execution of Stock Exchange Agreement)
Hereafter, terns and conditions of the stock exchange which is the object of this Memorandum will be agreed upon the mutual discussion on the details of stock exchange and the parties hereto will execute stock exchange agreement. The date of execution of stock exchange agreement will be around middle of May, 2005.

(TRANSLATION)

Article 6 (Management of Company Assets)
Seino and Netz Toyota will execute its business and manage and operate its assets with the care of a good manager after the execution of this Memorandum hereof until the date of stock exchange, and any act which may materially affect any of its asset, rights and/or obligations will be subject to prior discussions and agreement between the both parties.

Article 7 (Termination of this Memorandum subject to the material adverse change)
Seino and/or Netz Toyota may terminate this memorandum upon the mutual discussion and agreement in the event of the occurrence of material changes in assets or management status from the execution date of this Memorandum until the date of stock exchange.

Article 8 (Separation of this stock exchange)
The stock exchange between Seino and Netz Toyota contemplated by this Memorandum will be separate and independent from the other stock exchange which might be taken place between Seino (as a wholly parent company) and the company other than Netz Toyota, and will not be affected by such other stock exchange.

Article 9 (Discussion Matters)
Matters required for the stock exchange will be determined though discussions between Seino and Netz Toyota in accordance with the purpose hereof.

IN WITNESS WHEREOF, this Memorandum has been executed in two (2) originals, one shall be retained by each party.

November 24, 2004

Seino: Seino Transportation Co., Ltd.
1, Taguchi-cho, Ogaki-shi, Gifu Prefecture
Yoshitaka Taguchi
President and Representative Director

(TRANSLATION)

Netz Toyota:

Netz Toyota Gifu Co., Ltd.
81, Ginan-cho Miyake 4-chome, Hashima-gun, Gifu Prefecture
Isao Aimiya
President and Representative Director

(TRANSLATION)

# Memorandum of Stock Exchange

Seino Transportation Co., Ltd. ("Seino") and Netz Toyota Centro Gifu Co., Ltd. ("Netz Centro") have agreed to the basic terms and conditions with regard to achieve stock exchange and hereby execute this memorandum ("Memorandum").

Article 1 (Implementation of stock exchange)
Seino and Netz Centro will implement stock exchange (*Kabushiki-kokan*, in Japanese) making Seino a wholly parent company and Netz Centro a wholly owned subsidiary.

Article 2 (Date of stock exchange)
Date of stock exchange will be October 1, 2005; provided, however, that the parties hereto may amend the date of stock exchange upon mutual discussion if it is required for the procedure of the stock exchange or otherwise.

Article 3 (General Meetings of shareholders for approval of stock exchange)
Seino and Netz Centro will seek approval of stock exchange agreement and other matters required for the respective stock exchange at the each general shareholders meeting which are to be held on June of 2005; provided, however, that the parties hereto may amend the terms and conditions upon mutual discussion if it is required for the procedures of the stock exchange or otherwise.

Article 4 (Stock Exchange Ratio)
Seino will allocate and deliver 5.12 shares of Seino's ordinary shares per shares of ordinary share of Netz Centro (shares of Seino will not be allocated to the shares of Netz Centro held by Seino); provided, however, that in case of any change in the asset or management status of any of the parties, the exchange ratio hereto may be amended through mutual discussion.

Article 5 (Execution of Stock Exchange Agreement)
Hereafter, terns and conditions of the stock exchange which is the object of this Memorandum will be agreed upon the mutual discussion on the details of stock exchange and the parties hereto will execute stock exchange agreement. The date of execution of stock exchange agreement will be around middle of May, 2005.

(TRANSLATION)

Article 6 (Management of Company Assets)
Seino and Netz Centro will execute its business and manage and operate its assets with the care of a good manager after the execution of this Memorandum hereof until the date of stock exchange, and any act which may materially affect any of its asset, rights and/or obligations will be subject to prior discussions and agreement between the both parties.

Article 7 (Termination of this Memorandum subject to the material adverse change)
Seino and/or Netz Centro may terminate this memorandum upon the mutual discussion and agreement in the event of the occurrence of material changes in assets or management status from the execution date of this Memorandum until the date of stock exchange.

Article 8 (Separation of this stock exchange)
The stock exchange between Seino and Netz Centro contemplated by this Memorandum will be separate and independent from the other stock exchange which might be taken place between Seino (as a wholly parent company) and the company other than Netz Centro, and will not be affected by such other stock exchange.

Article 9 (Discussion Matters)
Matters required for the stock exchange will be determined though discussions between Seino and Netz Centro in accordance with the purpose hereof.

IN WITNESS WHEREOF, this Memorandum has been executed in two (2) originals, one shall be retained by each party.

November 24, 2004

Seino: Seino Transportation Co., Ltd.
1, Taguchi-cho, Ogaki-shi, Gifu Prefecture
Yoshitaka Taguchi
President and Representative Director

(TRANSLATION)

Netz Centro:

Netz Toyota Centro Gifu Co., Ltd.
57, Kita Uzura 5-chome, Gifu-shi, Gifu Prefecture
Kunihiro Tahara
President and Representative Director

**Exhibit C**

English translation of the Correction Report, dated May 17, 2005

(TRANSLATION)

# [Cover Page]

[Document to be filed] Correction Report to Current Report

[Addressee] Chief of Kanto Local Financial Bureau

[Date of filing] May 17, 2005

[Corporate name] Seino Transportation Co., Ltd.

[English Translation of the corporate name] Seino Transportation Co., Ltd.

[Name and title of the representative] Yoshitaka Taguchi, President and Representative Director

[Address of registered head office] 1, Taguchi-cho, Ogaki-shi, Gifu Prefecture

[Phone number] (0584)82-5023

[Administrative Personnel to Contact] Isao Murase, General Manager of Finance and IR Department

[Address of the nearest contact place] 8-13, Shiomi 2-chome, Koto-ku, Tokyo

[Contact phone number] (03)3699-4231

[Administrative Personnel to Contact] Masataka Nasuno, Managing Director (East District and North East District)

[The place to make available] Tokyo Stock Exchange, Inc.
(2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo)
Nagoya Stock Exchagen, Inc.
(3-17, Sakae 3-chome, Naka-ku, Nagoya)

(TRANSLATION)

1 [The reason for filing]

While this company has already filed the current report according to the execution of the Memorandum of Stock Exchange between each of Toyota Corolla Gifu Co., Ltd., Gifu Hino Motor Co., Ltd, Netz Toyota Gifu Co., Ltd and Netz Toyota Centro Co., Ltd. (hereinafter, collectively "Toyota Corolla Gifu and Three Other Companies") as of November 24, 2004, this company has executed Stock Exchange Agreement with Toyota Corolla Gifu and Three Other Companies subject to the resolution of our board of directors held on May 17, 2005. Therefore, this company hereto files this correction report to current report subject to Article 24-5, Clause 5 of Securities Exchange Law.

2 [The description of the correction]

(before the correction)

[The method of the said stock exchange and the description of the Memorandum of Stock Exchange]

The description of each of Memorandum of Stock Exchange executed on November 24, 2004 by us and each of Toyota Corolla Gifu and Three Other Companies are as follows:

(* description of the Memorandum of Stock Exchange is omitted)

(after the correction)

[The description of the Stock Exchange Agreement]

The description of Stock Exchange Agreement executed by and between us and Toyota Corolla Gifu and Three Other Companies as of May 17, 2005 is as follows:

(TRANSLATION)

# Stock Exchange Agreement

Seino Transportation Co., Ltd. ("Seino"), Toyota Corolla Gifu Co., Ltd. ("Toyota Corolla"), Gifu Hino Motor Co., Ltd. ("Gifu Hino"), Netz Toyota Gifu Co., Ltd. ("Toyota Gifu") and Netz Toyota Centro Gifu Co., Ltd. ("Toyota Centro") hereby enter into this stock exchange agreement (this "Agreement") under the following terms and conditions.

Article 1 (Stock Exchange)

Seino, Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro shall hereby agree to make Seino the wholly parent company of the other parties hereto, and to make Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro wholly-owned subsidiaries of Seino, respectively, through stock exchange (*kabushiki kokan*; hereinafter the "Stock Exchange").

Article 2 (Exchange Ratio)

1 Seino shall allocate and deliver 12,282,997 shares (a total of 9,048,616 shares of common stock to be issued upon the Stock Exchange and 3,234,381 shares of its own common stock held by it) to those shareholders (hereinafter including beneficial shareholders) listed in the final shareholders' registry (hereinafter including beneficial shareholders' registry) of Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro as of the date immediately preceding the date of Stock Exchange, in the following proportion: 1.68 shares of Seino's common stock per share of common stock of Toyota Corolla; 1.11 shares of Seino's common stock per share of common stock of Gifu Hino held; 27.80 shares of Seino's common stock per share of common stock of Toyota Gifu held; and 5.12 shares of Seino's common stock per share of common stock of Toyota Centro.

Notwithstanding the foregoing, shares of Seino's common stock shall not be allocated to the following numbers of shares held by Seino:

2,338,437 shares of common stock of Toyota Corolla;
2,338,051 shares of common stock of Gifu Hino;
76,300 shares of common stock of Toyota Gifu; and
41,650 shares of common stock of Toyota Centro.

2 The terms prescribed in the preceding paragraph may be amended through

discussions among the parties hereto if there is any change in the asset or management status of any of the parties hereto due to any cause not provided for herein.

Article 3 (Amount of Increase in Capital and Capital Reserve)

The amount of capital and capital reserve to be increased by Seino upon the Stock Exchange shall be as follows.

(1) Capital: nil

(2) Capital reserve: the amount of net assets of Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro existing on the date of Stock Exchange multiplied by the respective ratios of the numbers of shares to be transferred to Seino upon the Stock Exchange to the total number of issued shares of each such party, less the book value of treasury stocks held by Seino to be delivered to shareholders of Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro pursuant to Paragraph 1 of the preceding article.

Article 4 (General Meetings of Shareholders for Approval of Share Exchanges Agreement, etc.)

1 Each party hereto shall convene a general meeting of shareholders as follows where it shall seek approval of this Agreement and other matters required for the respective Stock Exchange (the "Shareholders Meeting"): Seino on June 24, 2005, Toyota Corolla on June 22, 2005, Gifu Hino on June 22, 2005, Toyota Gifu on June 22, 2005, and Toyota Centro on June 22, 2005. Notwithstanding the foregoing, each such date may be changed upon discussions among the parties, if required for the procedures of any of the Stock Exchange or otherwise.

2 Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro shall provide proper explanations at the Shareholders Meeting referred to in the preceding paragraph that Seino is to cause the newly-established company take over all operations (other than Seino's administration division) by way of Incorporation-type Division (*shinsetsu bunkatsu*) on the date of Stock Exchange.

Article 5 (Date of Stock Exchange)

The Stock Exchange shall take place on October 1, 2005; provided, however, that the date may be changed through discussions among the parties if required for the procedures of any of the Stock Exchange or otherwise.

Article 6 (Profit Dividends Prior to the Date of Stock Exchange)

Each party hereto shall make a profit dividend to the shareholders or registered pledgees listed on the final shareholders' registry as of March 31, 2005, to the maximum extent set forth below:

(1) Seino: 11 yen per share, or 2,146,625,646 yen in the aggregate

(2) Toyota Corolla: 6 yen per share, or 34,874,472 yen in the aggregate

(3) Gifu Hino: 10 yen per share, or 58,016,710 yen in the aggregate

(4) Toyota Gifu: 75 yen per share, or 11,250,000 yen in the aggregate

(5) Toyota Centro: 25 yen per share, or 3,250,000 yen in the aggregate

Article 7 (Term of Office of Officers who Assumed Office Prior to the Stock Exchange)

The term of office of any director or statutory auditor of Seino who assumed office prior to the date of Stock Exchange shall expire on the date on which it would otherwise expire unless the Stock Exchange take place.

Article 8 (Duty of Care of a Good Manager for Company Assets)

Each party hereto shall perform its business and manage and operate its assets with the care of a good manager after execution hereof until the date immediately preceding the date of Stock Exchange, and any act which may materially affect any of its assets, rights or obligations other than as provided for herein shall be subject to prior discussions and agreement among the parties hereto.

Article 9 (Other Reorganization, Asset Transfer, Etc.)

1 Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro hereby approve that Seino is to implement the Incorporation-type Division after execution hereof until the date of Stock Exchange (inclusive), where Seino shall be spun off and all its operations other than the administration division shall be taken over which date of Incorporation-type Division is October 1, 2005.

2 Toyota Corolla, Gifu Hino, Toyota Gifu and Toyota Centro hereby approve that Seino is to issue stock acquisition rights (hereinafter "SARs") as generally described below after execution hereof until the date of Stock Exchange (inclusive), which shall be allocated to The Sumitomo Trust & Banking Co., Ltd. (*Shintaku-guchi* or trust account) by way of third-party allocation and substantially under especially favorable terms:

(1) Type and number of shares subject to the SARs:

397,262,334 shares of common stock (1 share per 1 unit of SAR)

(2) Total number of SARs: 397,262,334

(3) Issue price of SARs: free

(4) Exercise price of SARs:
The exercise price shall be initially the market value of shares of common stock of Seino multiplied by 3, and shall be 1 yen after there is any party holding more than 20% of shares issued by Seino.

Article 10 (Changes in Terms of Stock Exchange, and Termination of this Agreement)

In the event of any material change in the asset or management status of any party hereto due to a natural disaster or other causes from the execution date hereof to the date immediately preceding the date of Stock Exchange, subject to discussions among all parties hereto, (i) (if such event occurred to Seino) each party hereto, or (ii) (if such event occurred to a party hereto other than Seino) such party and Seino, may amend any term of the Exchange(s) or terminate this Agreement as between the parties concerned.

Article 11 (Validity of this Agreement)

If an approval of the Shareholders Meeting of any party hereto as provided for in Article 4 or an approval of any competent authority prescribed by law is not obtained, this Agreement shall become void as between Seino and each of the other parties hereto if such event occurred to Seino, or, if such event occurred to a party hereto other than Seino, this Agreement shall become void as between Seino and such party. For avoidance of doubt, even if an approval of the Shareholders Meeting or any competent authority prescribed by law is not obtained for any one or more of the Exchange(s) between Seino and any of the other parties hereto as provided for in this article, this Agreement shall continue in force and effect as among the remaining parties hereto.

Article 12 (Matters Not Provided for in this Agreement)

Matters not provided for herein and/or any matters required for any of the Stock Exchange shall be determined through discussions among the parties hereto in accordance with the purpose hereof.

(TRANSLATION)

IN WITNESS WHEREOF, this Agreement has been executed in five (5) originals, one each of which shall be retained by each party after the printing of its name and the impression of its seal.

May 17, 2005

| | |
|---|---|
| Seino: | Seino Transportation Co., Ltd.<br>1, Taguchi-cho, Ogaki-shi, Gifu Prefecture<br>Yoshitaka Taguchi<br>President and Representative Director |
| Toyota Corolla: | Toyota Corolla Gifu Co., Ltd.<br>1-3, Rokujo-Omizo 4-chome, Gifu-shi, Gifu Prefecture<br>Tadashi Ohno<br>President and Representative Director |
| Gifu Hino: | Gifu Hino Motor Co., Ltd.<br>57, Kita Uzura 5-chome, Gifu-shi, Gifu Prefecture<br>Shigeo Mizuno<br>President and Representative Director |
| Toyota Gifu: | Netz Toyota Gifu Co., Ltd.<br>81, Ginan-cho Miyake 4-chome, Hashima-gun, Gifu Prefecture<br>Isao Aimiya<br>President and Representative Director |
| Toyota Centro: | Netz Toyota Centro Gifu Co., Ltd.<br>57, Kita Uzura 5-chome, Gifu-shi, Gifu Prefecture<br>Kunihiro Tahara<br>President and Representative Director |